Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

SYNACOR, INC.

at

$2.20 Net Per Share of Common Stock

by

SY MERGER SUB CORPORATION

an indirect wholly-owned subsidiary of

CLP SY HOLDING, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH 30, 2021, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Offer (as defined below) is being made pursuant to an Agreement and Plan of Merger, dated as of February 10, 2021 (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among CLP SY Holding, LLC, a Delaware limited liability company (“Parent”), SY Merger Sub Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Purchaser”), and Synacor, Inc., a Delaware corporation (“Synacor” or the “Company”), under which Purchaser will be merged with and into Synacor (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Synacor surviving the Merger as an indirect wholly-owned subsidiary of Parent. Purchaser is offering to purchase for cash all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Synacor, at a price of $2.20 per Share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitute the “Offer”).

As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than Shares (i) irrevocably accepted for payment by Purchaser in the Offer, (ii) owned by Parent, Purchaser or Synacor or any direct or indirect wholly-owned subsidiary of Parent or Synacor, including all Shares held by Synacor as treasury stock, or (iii) for which appraisal rights have been properly demanded in accordance with the DGCL) will be cancelled and automatically converted into the right to receive the Offer Price in cash (without interest and less any applicable withholding taxes), which we refer to as the “Merger Consideration.” Shares described in clause (ii) above, which we refer to as “Excluded Shares,” will be cancelled at the Effective Time and will not be exchangeable for the Merger Consideration. Shares described in clause (iii), which we refer to as the “Dissenting Shares,” will also be cancelled at the Effective Time, and the holders of such Shares will only be entitled to the rights granted to them under Section 262 of the DGCL. Following the Merger, Synacor will cease to be a publicly traded company.

Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The board of directors of Synacor unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer and the Merger, are fair to and in the best interests of Synacor and its stockholders, (ii) approved and declared it advisable for Synacor to enter into the Merger Agreement and the Transactions, (iii) resolved to recommend that Synacor’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer,

(iv) authorized and approved the execution, delivery and performance by Synacor of the Merger Agreement and the consummation of the Transactions, and (v) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the consummation of the Offer without a vote of Synacor’s stockholders.

The Offer is not subject to any financing condition. The Offer, and the obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, is conditioned on there being validly tendered (and not properly withdrawn) prior to Expiration Date that number of Shares that, together with the number of Shares (if any) then owned by Parent, equals at least a majority in voting power of the Shares then issued and outstanding (the “Minimum Condition”). For purposes of determining whether the Minimum Condition has been satisfied, Shares tendered in the Offer pursuant to the guaranteed delivery procedures that have not been “received” (as defined in Section 251(h)(6)(f) of the DGCL) prior to the Expiration Date are excluded. The Offer is also subject to the satisfaction of other conditions described in this Offer to Purchase, including the condition that the Merger Agreement has not been terminated in accordance with its terms. See Section 14—“Conditions of the Offer.”

A summary of the principal terms of the Offer begins on page 2. You should read this entire Offer to Purchase, the Letter of Transmittal and the other documents to which this Offer to Purchase refers carefully before deciding whether to tender your Shares to Purchaser in the Offer. Questions and requests for assistance may be directed to D.F. King & Co., Inc., the Information Agent for the Offer, at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent for the Offer. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

March 3, 2021

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to American Stock Transfer & Trust Company, LLC, in its capacity as depositary and paying agent for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedure for Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedure for Tendering Shares.”

In order for any holder of Shares to participate in the Offer, such holder’s Shares, the Letter of Transmittal, the certificates for the Shares (if applicable) and any other required documents must be received by the Depositary before the Expiration Date. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through The Depository Trust Company, are at the election and risk of the tendering stockholder.

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to the Information Agent at the address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained for free from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other materials related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase, the Letter of Transmittal and the other documents to which this Offer to Purchase refers contain important information, and you should read each carefully and in their entirety before making a decision to tender your Shares to Purchaser in the Offer.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase, the Letter of Transmittal or other related materials. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Stockholders (toll-free): (877) 283-0319

Banks and Brokers: (212) 269-5550

Email: SYNC@dfking.com

SUMMARY TERM SHEET

The following are some key Offer terms and questions that you, as a stockholder of Synacor, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase, the Letter of Transmittal and other related materials. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase, the Letter of Transmittal and other related materials carefully and in their entirety. The information concerning Synacor contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Synacor or has been taken from, or is based upon, publicly available documents or records of Synacor on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Securities Sought:	Subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, any and all of the outstanding shares (other than Excluded Shares (as defined below)) of common stock, par value $0.01 per share, of Synacor. Unless the context otherwise requires, in this Offer to Purchase we use the term “Shares” to refer to shares of Synacor’s common stock.

Price Offered Per Share:	$2.20 per Share, net to you in cash, without interest thereon, subject to any withholding of taxes required by applicable law.

Scheduled Expiration of Offering:	The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on March 30, 2021 (the “Expiration Date”), unless extended by Purchaser, in which event “Expiration Date” shall mean the latest date at which the Offer, as so extended by Purchaser, shall expire.

Purchaser:	SY Merger Sub Corporation, an indirect wholly-owned subsidiary of CLP SY Holding, LLC.

Synacor Board Recommendation:	The board of directors of Synacor (the “Synacor Board” or “Company Board”) unanimously recommends that you, as a stockholder of Synacor, accept the Offer and tender your Shares to Purchaser pursuant to the Offer.

Who is offering to buy my Shares?

SY Merger Sub Corporation (“Purchaser”), an indirect wholly-owned subsidiary of CLP SY Holding, LLC “Parent”), is offering to purchase for cash, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares. Purchaser is a Delaware corporation that was formed in February 2021 for the sole purpose of engaging in the transactions contemplated by the Agreement and Plan of Merger, dated as of February 10, 2021, by and among Parent, Purchaser and Synacor (as the same may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), and actions incidental thereto, including making and completing the Offer and merging with and into Synacor (the “Merger”) following the acceptance for payment of Shares in the Offer. Parent, a Delaware limited liability company, was also formed in February 2021 for the sole purpose of engaging in the transactions contemplated by the Merger Agreement. Parent is controlled by Centre Lane Partners V, L.P., a Delaware limited partnership (“CLP Fund V”). See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are offering to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares (other than the Excluded Shares) on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay for the Shares and what is the form of payment?

We are offering to pay $2.20 per Share, net to you in cash, without interest, subject to any withholding of taxes required by applicable law (the “Offer Price”).

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

Why are you making the Offer?

We are making the Offer because we and Parent want to acquire control of, and ultimately the entire outstanding equity interest of, Synacor. The Offer, as the first step in the acquisition of Synacor, is intended to facilitate the acquisition of all outstanding Shares. We are making the Offer pursuant to the Merger Agreement. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into Synacor in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), without a vote on the adoption of the Merger Agreement by the stockholders of Synacor. Following the Merger, Synacor will continue as the surviving corporation in the Merger and as an indirect wholly-owned subsidiary of Parent. Following the Merger, Synacor will also cease to be a publicly traded company. See “Introduction” and Section 12—“Purpose of the Offer; Plans for Synacor.”

What does the Synacor Board think of the Offer?

The Offer is being made pursuant to the Merger Agreement with Synacor. Following careful consideration, the Synacor Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and Merger, are fair to and in the best interests of Synacor and its stockholders, (ii) approved and declared it advisable for Synacor to enter into the Merger Agreement and the Transactions, (iii) resolved to recommend that Synacor’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) authorized and approved the execution, delivery and performance by Synacor of the Merger Agreement and the consummation of the Transactions, and (v) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the consummation of the Offer without a vote of Synacor’s stockholders. See the “Introduction” to this Offer to Purchase and Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions.”

What is the market value of my Shares as of a recent date?

On February 10, 2021, the last trading day before we announced the Merger Agreement, the closing price of the Shares reported on The Nasdaq Global Market (“Nasdaq”) was $1.95 per share. On March 2, 2021, the last full trading day before commencement of the Offer, the closing price of the Shares reported on Nasdaq was $2.14 per share. We advise you to obtain a recent quotation for the Shares in deciding whether to tender your Shares in the Offer. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

Do you have the financial resources to make payment?

Yes. We have arranged for sufficient funds, including the receipt of cash from Parent, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger that is expected to follow the Offer. Parent intends to fund amounts required in connection with the Offer and the Merger out of a combination of its available cash on hand and committed equity financing, as further described below.

Pursuant to an equity commitment letter dated February 10, 2021, CLP Fund V has committed to provide Parent, on the terms and subject to the conditions set forth in the equity commitment letter, at the effective time of the Merger, with an aggregate equity contribution of up to $87,597,343 plus the aggregate amount payable to holders of Company Options, Company RSUs and Company PSUs (each term as defined below) pursuant to the Merger Agreement. This amount is sufficient to fund the payment of the Offer Price for all of the Shares tendered in the Offer and the Merger Consideration (as defined below) for all the Shares exchanged in the Merger and any other amounts required to be paid in connection with the transaction (including any amounts payable in respect of the Company Options, Company RSUs and Company PSUs under the Merger Agreement). See Section 10—“Source and Amount of Funds.”

The Offer is not conditioned upon Parent and/or Purchaser obtaining third party financing.

Is your financial condition material to my decision to tender in the Offer?

No, we do not believe that our financial condition is material to your decision to tender Shares in the Offer because:

•

Purchaser was organized solely for the purpose of engaging in the transactions contemplated by the Merger Agreement and actions incidental thereto, including the Offer and the Merger, and, from the date of this Offer to Purchase until the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares (other than Excluded Shares) solely for cash;

•	the consummation of the Offer (or the Merger) is not subject to any financing condition;

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price);

•

Parent and Purchaser have received an equity commitment from CLP Fund V in respect of funds which will be sufficient to: (a) purchase all Shares tendered pursuant to the Offer and to consummate the Merger; and (b) make the other payments required at the closing of the Merger, including any amounts payable in respect of Synacor’s stock-based equity awards (see Section 10—“Sources and Amount of Funds”); and

•

CLP Fund V is only engaged in the purchase, sale and ownership of equity investments and has no business operations other than investing; only CLP Fund V’s commitment to fund the equity commitment and actions incidental thereto as described above and in Section 10—“Source and Amount of Funds” is material to your decision with respect to the Offer.

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless there has been validly tendered (and not properly withdrawn) prior to the Expiration Date that number of Shares that, together with the number of Shares (if any) then owned by Parent, equals at least a majority in voting power of the Shares then issued and outstanding. We refer to this condition as the “Minimum Condition.”

What are the most significant conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase Shares that are validly tendered (and not properly withdrawn) in the Offer if, among other things:

•	the Merger Agreement has been terminated in accordance with its terms;

•	the waiting period (and any extension thereof) applicable to the Offer under any applicable competition laws has not expired or been terminated;

•

the consummation of the Offer or the Merger is restrained, enjoined or prohibited by any order (whether temporary, preliminary or permanent) of any governmental entity, or there is in effect any law enacted or promulgated by any governmental entity that prevents or makes illegal the completion of the Offer or the Merger;

•

certain representations and warranties of Synacor in the Merger Agreement are not true and correct in all respects at and as of the Expiration Date as though made at and as of the Expiration Date, subject to certain exceptions (including de minimis exceptions or materiality exceptions and, with respect to certain representations and warranties, as would not have a Company Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreements”));

•

Synacor has breached or failed to perform or comply with in all material respects all covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Date and such breach or failure has not been cured; and

•

since the date of the Merger Agreement, there has occurred and is continuing any change, event, development, condition, occurrence or effect that has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreements”).

The Offer is also subject to other conditions. See Section 14—“Conditions of the Offer.”

How long do I have to decide whether to tender in the Offer?

You will have until 12:00 midnight, New York City time, on March 30, 2021, to tender your Shares to Purchaser in the Offer, unless we extend the Offer pursuant to the terms of the Merger Agreement or the Offer is earlier terminated. If you cannot deliver everything required to make a valid tender to the Depositary prior to such time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within two (2) Nasdaq trading days. See Section 3—“Procedure for Tendering Shares.” Shares delivered by a Notice of Guaranteed Delivery will not be counted by Purchaser toward the satisfaction of the Minimum Condition; therefore, it is preferable for Shares to be tendered by the other methods described herein.

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

You are encouraged to deliver your Shares and other required documents to make a valid tender by the Expiration Date. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Date. See Section 2—“Acceptance for Payment and Payment of Shares” and Section 3—“Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Our ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. If at the Expiration Date, any of the conditions to the Offer have not been satisfied or waived, we have agreed to extend the Offer for one or more successive extension periods of up to ten business days each to permit the satisfaction or waiver of the conditions, except that we are not required to extend the Offer beyond June 10, 2021 (the “Outside Date”) or at any time that we or Parent are permitted to terminate the Merger Agreement pursuant to its terms. Subject to certain conditions, either Parent or Synacor may terminate the Merger Agreement if the Offer has not yet been completed on or prior to the Outside Date. In addition, we have agreed to extend the Offer for any period required by applicable law or applicable rules, regulations or interpretations and positions of the SEC and its staff or Nasdaq.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, the Depositary for the Offer (the “Depositary”), of that fact and notify you by making a public announcement of the extension before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

Will you provide a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL, we expect the Merger to occur as promptly as practicable following the consummation of the Offer without a subsequent offering period.

Have any stockholders of Synacor already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Simultaneously with the execution and delivery of the Merger Agreement, Purchaser, SY Holding Corporation, a Delaware corporation and the sole stockholder of Purchaser, and certain key stockholders of Synacor (consisting of funds associated with Pacven Walden Management Co., Ltd. and 180 Degree Capital Corp. (“180 Degree”)) entered into a Tender and Support Agreement (the “Tender and Support Agreement”) pursuant to which such stockholders have agreed, among other things, (i) to tender all of such stockholder’s respective Shares pursuant to and in accordance with the terms of the Offer, subject to the terms and conditions of the Tender and Support Agreement, and (ii) to vote all such stockholder’s respective Shares in favor of the Merger and any related matters on which such stockholders may be called to vote. The Tender and Support Agreement will terminate upon termination of the Merger Agreement and certain other specified events. See Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions” and Section 13—“The Merger Agreement; Other Agreements—Tender and Support Agreement.”

As of February 26, 2021, the persons signing the Tender and Support Agreement currently beneficially own an aggregate of approximately 17.4% of the issued and outstanding Shares.

How do I tender my Shares in the Offer?

If you hold your Shares directly as the registered owner (the “stockholder of record”), you can (i) tender your Shares in the Offer by delivering the physical certificates representing your Shares, together with a completed and signed Letter of Transmittal, with any required signature guarantees, and any other documents required by the Letter of Transmittal, to the Depositary or (ii) tender your Shares by following the procedure for book-entry transfer set forth in Section 3 of this Offer to Purchase, in each case no later than the Expiration Date.

If you are the stockholder of record but your stock certificate is not available or you cannot deliver it to the Depositary before the Expiration Date, you may have a limited amount of additional time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be “received” (as defined in Section 251(h)(6)(f) of the DGCL) by the Depositary within two (2) Nasdaq trading days using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within that two trading-day period, and for the tender to be counted toward satisfaction of the Minimum Condition, the Shares must be “received” (as defined in Section 251(h)(6)(f) of the DGCL) by the Depositary prior to the Expiration Date.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details as soon as possible as such institutions may establish their own earlier deadline for tendering Shares in the Offer.

See “Introduction” and Section 3—“Procedure for Tendering Shares.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not being made for any outstanding options to acquire Shares (each, a “Company Option”). If you hold vested but unexercised Company Options and you wish to participate in the Offer, you must exercise your Company Options in accordance with the terms of the applicable equity plan and tender the Shares received upon exercise pursuant to the Offer. See Section 3—“Procedure for Tendering Shares.” Holders of Company Options should consult their tax advisors with respect to the tax consequences of exercising or not exercising their Company Options in connection with the Offer and the Merger.

Pursuant to the Merger Agreement, at the Effective Time, each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time will automatically, and without any required action on the part of the holder thereof, be cancelled and will only entitle the holder thereof to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Share of such Company Option and (ii) the number of Shares for which such Company Options may be exercised, without interest and less any applicable withholding taxes. In the event the exercise price per Share subject to a Company Option is equal to or greater than the Merger Consideration, such Company Option will be cancelled as of the Effective Time for no consideration. See Section 13—“The Merger Agreement; Other Agreements—Treatment of Company Options, Company RSUs and Company PSUs.”

What will happen to my restricted share unit awards and performance share unit awards in the Offer?

The Offer is made only for Shares and is not being made for any outstanding Synacor restricted share unit awards (each, a “Company RSU”) or performance share unit awards (each, a “Company PSU”) that are subject to vesting conditions based solely on continued employment, service or performance. Pursuant to the Merger Agreement, at the Effective Time, each Company RSU and Company PSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will automatically, and without any required action on the part of the holder thereof, be cancelled and will only entitle the holder thereof to receive an amount in cash, with respect to the Shares underlying such Company RSU or Company PSU, as applicable, equal to the product of (i) the Merger Consideration and (ii) the number of Shares underlying such Company RSU or Company PSU, as applicable, without interest and less any applicable withholding taxes. See Section 13—“The Merger Agreement; Other Agreements—Treatment of Company Options, Company RSUs and Company PSUs.”

Will I be paid a dividend on my Shares during the pendency of the Offer if such a dividend is declared and payable by Synacor during such period?

Yes, but only to the extent so declared. However, Synacor has not historically paid cash dividends on its capital stock, including the Shares. In addition, the Merger Agreement provides that, from the date of the Merger

Agreement to the earliest to occur of the termination of the Merger Agreement and the Effective Time, except with the prior written consent of Parent (which is not to be unreasonably withheld, conditioned or delayed), Synacor will not declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or a combination thereof, with respect to any of Synacor’s capital stock or other equity interests (including, for the avoidance of doubt, Shares), except for dividends paid by any wholly-owned subsidiary of Synacor to Synacor or to any other wholly-owned subsidiary of Synacor. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

If I tender my Shares to Purchaser in the Offer, how will I get paid?

If the conditions to the Offer are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments, subject to any tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment. See Section 2—“Acceptance for Payment and Payment for Shares” and Section 3—“Procedure for Tendering Shares.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct that broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer. See Section 4—“Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Expiration Date. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger is completed, your Shares will be canceled. Unless you properly exercise appraisal rights under Section 262 of the DGCL, you will receive the same amount of cash per Share as a result of the Merger that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger is completed, the difference to you between tendering your Shares and not tendering your Shares in the Offer is that, if you tender your Shares in the Offer, you may be paid earlier (depending on whether your Shares are certificated) and you will not have appraisal rights under Delaware law. Subject to the fulfillment of the conditions applicable to the Merger, we intend to complete the Merger as soon as practicable following the acceptance for payment of Shares in the Offer. Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no vote by stockholders of Synacor will be required in connection with the consummation of the Merger. See Section 7—“Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations.”

If the Offer is completed, will Synacor continue as a public company?

If the Offer is completed, we will complete the Merger pursuant to Section 251(h) of the DGCL as soon as practicable following our acceptance for payment of Shares in the Offer, subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement. As a result, the Shares will no longer meet the requirements for continued listing on Nasdaq because Parent will own all of the outstanding capital stock of Synacor. Immediately following the consummation of the Merger, Parent intends to cause Synacor to delist the Shares from Nasdaq. In addition, Parent intends and will cause Synacor to terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon after consummation of the Merger as the requirements for termination of registration are met. See Section 7—“Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations” and Section 12—“Purpose of the Offer; Plans for Synacor.”

Are there any compensation arrangements between Purchaser and Synacor’s executive officers or other key employees?

As of the date of this Offer to Purchase, no executive officers of Synacor or current member of Synacor’s management team has entered into any agreement, arrangement or understanding with Purchaser, Parent or their affiliates regarding employment with, or the right to participate in the equity of, the Surviving Corporation or Parent. However, the Merger Agreement provides that Parent will provide, or cause its subsidiaries to provide, key continuing employees of Synacor, following the Effective Time, a substantial performance-driven cash bonus program and a long-term incentive program based on Synacor’s financial performance and value appreciation. It is anticipated that Synacor’s executive officers will be eligible to participate in these programs.

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

The Minimum Condition requires that we acquire that number of Shares that, together with the number of Shares (if any) then owned by Parent, equals at least a majority in voting power of the Shares then issued and outstanding. If the Minimum Condition is satisfied (and each of the other conditions to the Offer is satisfied or waived), we will complete the Merger without a vote of the stockholders of Synacor pursuant to Section 251(h) of the DGCL as soon as practicable following our acceptance for payment of Shares in the Offer. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for payment in the Offer, and we will not complete the Merger.

Are appraisal rights available in either the Offer or the Merger?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders will be entitled to appraisal rights in connection with the Merger with respect to Shares not tendered in the Offer if such stockholders properly perfect their right to seek appraisal under the DGCL. See Section 15—“Certain Legal Matters; Regulatory Approvals; Litigation—Appraisal Rights.”

What are the material United States federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes if you are a U.S. Holder (as defined in Section 5—“Material U.S. Federal Income Tax Consequences”). In general, you will recognize gain or loss, if any, equal to the difference between your adjusted tax basis in the Shares you tender in the Offer or exchange in the Merger and the amount of cash you receive for those Shares. If you are a U.S. Holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will generally be treated as a long-term capital gain or loss if you have held the Shares for more than one (1) year. Backup withholding tax may apply to the cash payments made pursuant to the Offer or the Merger, unless you comply with certification procedures under the backup withholding rules.

If you are a Non-U.S. Holder (as defined in Section 5—“Material U.S. Federal Income Tax Consequences”), you will generally not be subject to United States federal income tax on your receipt of cash in exchange for your Shares pursuant to the Offer or the Merger, but you may be subject to backup withholding tax unless you comply with certain certification procedures or otherwise establish a valid exemption from backup withholding tax.

You should consult your tax advisor about the particular United States federal income tax consequences to you relating to the Offer or the Merger in light of your particular circumstances and any consequences arising under United States federal estate, gift and other non-income tax laws or the laws of any state, local or non-U.S. taxing jurisdiction.

Who can I talk to if I have questions about the Offer?

You may call D.F. King & Co., Inc., the Information Agent for the Offer, Toll-Free at (877) 283-0319. See the back cover of this Offer to Purchase for additional information on how to contact our Information Agent.

INTRODUCTION

To the Holders of Shares of Common Stock of Synacor:

SY Merger Sub Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of CLP SY Holding, LLC, a Delaware limited liability company (“Parent”), is making an offer to purchase for cash all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Synacor, Inc., a Delaware corporation (“Synacor” or the “Company”), at a price of $2.20 per Share (the “Offer Price”), net to the seller thereof in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in this Offer to Purchase (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer and associated withdrawal rights will expire at 12:00 midnight, New York City time, on March 30, 2021, unless the Offer is extended or earlier terminated (such date and time, as it may be extended, the “Expiration Date”). See Section 1—“Terms of the Offer.”

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 10, 2021 (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Synacor, under which Purchaser will be merged with and into Synacor (the “Merger”) as soon as practicable following the acceptance for payment of Shares in the Offer, without a vote of the stockholders of Synacor, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), with Synacor surviving the Merger as an indirect wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than (a) Shares irrevocably accepted for payment in the Offer, (b) Shares owned by Parent, Purchaser or Synacor or any direct or indirect wholly-owned subsidiary of Parent or Synacor, including all Shares held by Synacor as treasury stock, and (c) Shares owned by stockholders of Synacor who are entitled to exercise and properly exercise appraisal rights under Delaware law (“Dissenting Shares”) will be converted automatically into the right to receive an amount in cash equal to the Offer Price, without interest, subject to any withholding of taxes required by applicable law (which we refer to as the “Merger Consideration”). Dissenting Shares will also be cancelled at the effective time of the Merger, and the holders of such Shares will only be entitled only to the rights granted to them under Section 262 of the DGCL. All Shares converted into the right to receive the Merger Consideration will be canceled and will cease to exist. Following the Merger, Synacor will become an indirect wholly-owned subsidiary of Parent and will cease to be a publicly traded company. See Section 13—“The Merger Agreement; Other Agreements—Merger Consideration” and Section 12 —“Purpose of the Offer; Plans for Synacor.”

Following careful consideration, the board of directors of Synacor (the “Synacor Board” or “Company Board”) unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby (the “Transactions”), including the Offer and the Merger, are fair to and in the best interests of Synacor and its stockholders, (ii) approved and declared it advisable for Synacor to enter into the Merger Agreement and the Transactions, (iii) resolved to recommend that Synacor’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer, (iv) authorized and approved the execution, delivery and performance by Synacor of the Merger Agreement and the consummation of the Transactions, and (v) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the consummation of the Offer without a vote of Synacor’s stockholders. A more complete description of the Synacor Board’s reasons for unanimously authorizing and approving the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger, is set forth in Synacor’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”), which is being mailed to the stockholders of Synacor with this Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned on there being validly tendered (and not withdrawn) prior to the expiration of the Offer that number of Shares that, together with the number of Shares (if any) then owned by Parent, equals at least a majority in voting power of the Shares then issued and outstanding (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions described in this Offer to Purchase, including the condition that the Merger Agreement has not been terminated in accordance with its terms. See Section 14—“Conditions of the Offer.”

Synacor has informed Purchaser that, as of the close of business on February 26, 2021, there were 39,816,974 Shares issued and outstanding. Assuming that no Shares are issued after that date, a minimum of 19,908,488 Shares would need to be validly tendered and not properly withdrawn prior to the Expiration Date or otherwise counted pursuant to Section 251(h) of the DGCL in order to satisfy the Minimum Condition. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding on the date we accept Shares for payment pursuant to the Offer.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the time Purchaser accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer to approve the Merger without the affirmative vote of any other stockholder of Synacor pursuant to Section 251(h) of the DGCL. As of the date of this Offer to Purchase, we do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. See Section 13—“The Merger Agreement; Other Agreements”

The material U.S. federal income tax consequences of the disposition of Shares pursuant to the Offer and the Merger are described in Section 5—“Material U.S. Federal Income Tax Consequences.”

The Offer is made only for Shares and is not being made for any outstanding options to acquire Shares (each, a “Company Option”) or for any outstanding Synacor restricted share unit awards (each, a “Company RSU”) or performance share unit awards (each, a “Company PSU”) that are subject to vesting conditions based solely on continued employment, service or performance. If you hold vested but unexercised Company Options and you wish to participate in the Offer, you must exercise your Company Options in accordance with the terms of the applicable equity plan and tender the Shares received upon exercise pursuant to the Offer. See Section 3—“Procedure for Tendering Shares.” Holders of Company Options should consult their tax advisors with respect to the tax consequences of exercising or not exercising their Company Options in connection with the Offer and the Merger.

No appraisal rights are available in connection with the Offer. However, if we accept Shares in the Offer and the Merger is completed, stockholders may be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and comply with the applicable procedures described under Section 262 of the DGCL. Such stockholder will not be entitled to receive the Offer Price (without interest and less any applicable withholding taxes), but instead will be entitled to receive only those rights provided under Section 262 of the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 15—“Certain Legal Matters; Regulatory Approvals; Litigation—Appraisal Rights.”

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the disposition of Shares in the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions to tender your Shares in the Offer. Parent or Purchaser will pay all fees and expenses incurred in connection with the Offer by American Stock Transfer & Trust Company, LLC, which is acting as the depositary for the Offer (the “Depositary”), and D.F. King & Co., Inc., which is acting as the information agent for the Offer (the “Information Agent”). See Section 16—“Fees and Expenses.”

THIS OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND OTHER DOCUMENTS TO WHICH THIS OFFER TO PURCHASE REFERS CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment (such time, the “Acceptance Time”) and pay the Offer Price, subject to any withholding of taxes required by applicable law, for Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on March 30, 2021, unless and until, in accordance with the terms of the Merger Agreement and applicable law, Purchaser extends the period of time that the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Purchaser, expires.

Subject to the terms of the Merger Agreement and applicable law, Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing the extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Purchaser is required by the Merger Agreement to extend the Offer:

•	for any period required by applicable law or applicable rules, regulations, interpretations or positions of the SEC and its staff or Nasdaq with respect thereto; and

•

for one or more successive extension periods of up to ten (10) business days each until, and including, June 10, 2021 (the “Outside Date”), if at the Expiration Date any of the conditions of the Offer have not been satisfied or waived.

Purchaser is not required to extend the Offer beyond the Outside Date or at any time that Parent or Purchaser is permitted to terminate the Merger Agreement pursuant to its terms. Further, Purchaser is not permitted to extend the Offer beyond the Outside Date without the prior written consent of Synacor.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of the Offer or any delay in paying for the Shares.

If, at the Expiration Date, all of the conditions of the Offer have been satisfied or waived, we will accept for payment and promptly pay for Shares tendered to Purchaser and not properly withdrawn in the Offer. Subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Parent, Purchaser and Synacor will cause the Merger to become effective as soon as practicable after the Acceptance Time, without a vote of the stockholders of Synacor, in accordance with Section 251(h) of the DGCL.

The Offer is not subject to any financing condition. The Offer is conditioned on there being validly tendered (and not properly withdrawn) prior to the Expiration Date that number of Shares that, together with the number of Shares (if any) then owned by Parent, equals at least a majority in voting power of the Shares then issued and outstanding (the “Minimum Condition”). The Offer is also subject to the satisfaction of other conditions, including the condition that the Merger Agreement has not been terminated in accordance with its terms (the “Termination Condition”). See Section 14—“Conditions of the Offer.”

Subject to the applicable rules and regulations of the SEC and the terms of the Merger Agreement, we may, at any time and from time to time before the Expiration Date, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of Synacor, we may not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	reduce the maximum number of Shares sought to be purchased in the Offer;

•	amend, modify or waive the Minimum Condition or the Termination Condition;

•	amend or modify any of other terms of the Offer described in Section 14—“Conditions of the Offer” in a manner adverse to the holders of Shares;

•	impose conditions to the Offer that are in addition to the conditions described in Section 14—“Conditions of the Offer”;

•	except as provided by the Merger Agreement, terminate, accelerate or otherwise modify or amend the Offer to accelerate the Expiration Date; or

•	provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

Subject to Purchaser’s obligation to extend the Offer as described above, if by the Expiration Date, any of the conditions of the Offer have not been satisfied or waived, Purchaser may, subject to the terms of the Merger Agreement and the applicable rules, regulations, interpretations or positions of the SEC or its staff or Nasdaq:

•	terminate the Offer, not accept for payment or pay for any Shares and promptly return all tendered Shares to tendering stockholders;

•

waive, to the extent permitted by applicable law, any of the unsatisfied conditions of the Offer (other than the Minimum Condition) and, subject to complying with the rules, regulations, interpretations or positions of the SEC or its staff and Nasdaq applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

•

extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	amend certain provisions or make certain modifications to the Offer.

If Purchaser extends the Offer, or if Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and subject to applicable law and the rules, regulations, interpretations and positions of the SEC or its staff and Nasdaq, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC. Any public announcement of an extension of the Offer will be issued by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes to the Offer be promptly disseminated to Synacor’s stockholders). Without limiting the obligation of Purchaser under these rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release.

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will file an amendment to the Tender Offer Statement filed with the SEC on Schedule TO with respect to the Offer, disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view is that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders. A change in price or a change in percentage of securities sought, or any material changes made with respect to information not materially less significant than price or percentage of securities sought, generally requires that an offer remain open for a minimum of ten business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the Expiration Date equals or exceeds the minimum extension period that would be required because of the change. As used in this Offer to Purchase (other than in Section 13—“The Merger Agreement; Other Agreements”), “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

If, on or before the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

If the Merger Agreement is terminated in accordance with its terms, Purchaser shall, and Parent shall cause Purchaser to, promptly (and in any event within 24 hours following such termination) irrevocably and unconditionally terminate the Offer and not acquire any Shares pursuant thereto. If the Offer is terminated or withdrawn by Purchaser, or if the Merger Agreement is terminated prior to the Acceptance Time, Purchaser will (and Parent will cause Purchaser to) promptly return, and cause any depositary acting on behalf of Purchaser to return, in accordance with applicable law, all tendered Shares to the registered holders of such Shares and Purchaser will not (and Parent will not cause Purchaser not to) accept any Shares pursuant to the Offer.

Synacor has agreed to provide Purchaser with Synacor’s stockholder lists, mailing labels, non-objecting beneficial owner lists and security position listings for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of Purchaser to record holders of Shares whose names appear on Synacor’s stockholder lists and will be furnished by or on behalf of Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Synacor’s stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) as described in Section 1—“Terms of the Offer” and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 14—“Conditions of the Offer,” Purchaser will accept for payment and promptly pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4—“Withdrawal Rights.” For a description of our rights and obligations to extend or amend the Offer, or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—“Terms of the Offer.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates evidencing such Shares (the “Share Certificates”) or, if the Shares are held via a book entry at The Depository Trust Company (the “Book-Entry Transfer Facility”), confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedure for Tendering Shares,” (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The Offer Price paid to any stockholder for Shares tendered in the Offer will be the highest per Share consideration paid to any other stockholder for such Shares tendered in the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the aggregate Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest be paid on the Offer Price by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, according to the procedures set forth in Section 3—“Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, for any reason whatsoever, Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4—“Withdrawal Rights.”

Subject to compliance with the consent requirements in favor of Synacor as set forth in the Merger Agreement, Purchaser reserves the right to transfer or assign its rights and obligations under the Merger Agreement, including the right to purchase Shares tendered in the Offer, to one or more direct or indirect subsidiaries of Parent, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment in the Offer.

3.	Procedure for Tendering Shares

Procedure for Tendering Shares

Valid Tender of Shares. In order for a stockholder to validly tender Shares pursuant to the Offer, either (a) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer at the Book Entry Transfer Facility, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares (if any) must be received by the Depositary at such address or, for Shares held via book entry at the Book-Entry Transfer Facility, such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. For any uncertificated Shares held of record by a person other than a clearing corporation as nominee, such Shares will only be deemed to have been tendered for the purposes of satisfying the Minimum Condition upon physical receipt of an executed Letter of Transmittal by the Depositary.

Book-Entry Transfer of Shares Held Through the Book-Entry Transfer Facility. The Depositary has agreed to establish an account or accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or before the Expiration Date for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by The Depositary Trust Company (“DTC”) to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (a) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (b) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchanges Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Purchaser with this Offer to Purchase is “received” (as defined in Section 251(h)(6)(f) of the DGCL) by the Depositary (as provided below) prior to the Expiration Date; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within two (2) trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by mail or overnight courier to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility. Shares tendered by a Notice of Guaranteed Delivery will not be deemed “received” for the purpose of satisfying the Minimum Condition unless Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date.

The method of delivery of the Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer at the Book-Entry Transfer Facility, receipt of a Book-Entry Confirmation). If delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Notwithstanding any other provision of the Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Appointment as Proxy. By executing the Letter of Transmittal (or a facsimile thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint the designees of Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase, if any). All such proxies will be irrevocable and considered coupled with an interest in the tendered Shares. This appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Synacor’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Synacor’s stockholders.

Company Equity Awards. The Offer is made only for Shares and is not made for any outstanding options to acquire Shares (each, a “Company Option”) or any Synacor restricted share unit awards (each, a “Company RSU”) or performance share unit awards (each, a “Company PSU”) that are subject to vesting conditions based solely on continued employment, service or performance. Holders of vested but unexercised Company Options to purchase Shares may participate in the Offer only if they first exercise their Company Options in accordance with and subject to the terms of the applicable equity plan and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to ensure that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. Holders of Company Options should consult their tax advisors with respect to the tax consequences of exercising or not exercising their Company Options in connection with the Offer or the Merger. Pursuant to the Merger Agreement, at the Effective Time, each Company Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time will automatically, and without any required action on the part of the holder thereof, be cancelled and will only entitle the holder thereof to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Share of such Company Option and (ii) the number of Shares for which such Company Option may be exercised, without interest and less any applicable withholding taxes. In the event the exercise price per Share subject to a Company Option is equal to or greater than the Merger Consideration, such Company Option will be cancelled as of the Effective Time for no consideration. Pursuant to the Merger Agreement, at the Effective Time, each Company RSU and Company PSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will automatically be cancelled and, without any required action on the part of the holder thereof, will only entitle the holder thereof to receive an amount in cash, with respect to the Shares underlying such Company RSU or Company PSU, as applicable, equal to the product of (i) the Merger Consideration and (ii) the number of Shares underlying such Company RSU or Company PSU, as applicable, without interest and less any applicable withholding taxes. See Section 13—“The Merger Agreement; Other Agreements—Treatment of Company Options, Company RSUs and Company PSUs.”

Determination of Validity. The Depositary will examine each document received from stockholders for the tender of Shares (including, if applicable, Share Certificates, the Letter of Transmittal and other required documents) and each notice of withdrawal to determine whether such tender or withdrawal may be defective. In the event the Depositary reasonably concludes that any such document or notice has been improperly completed, executed or transmitted or if some other defect or irregularity exists in connection with a tender of Shares or a withdrawal of tender of Shares, if applicable, the Depositary is authorized to notify the person tendering or withdrawing such Shares of the existence of such defect or irregularity and to take such commercially reasonable actions as are necessary to cause such defect or irregularity to be corrected. If such actions prove to be unsuccessful, the Depositary shall consult with Purchaser for instructions as to the number of Shares, if any, it is authorized to accept for tender or withdrawal of tender. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares, including, without limitation, questions as to the proper completion of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form of transfer of any Share Certificates, will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of, or payment for, Shares, which may, in the opinion of its counsel, be unlawful.

Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares or Share Certificate(s) of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, Parent, the Depositary, the Information Agent, Synacor or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto) will be final and binding.

Information Reporting and Backup Withholding. Payments made to stockholders of Synacor in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding of U.S. federal income tax on payments for Shares made in the Offer, each tendering U.S. Holder should complete and return the IRS Form W-9 included in the Letter of Transmittal. Tendering Non-U.S. Holders should complete and submit the applicable IRS Form W-8, which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. Holder” and “Non-U.S. Holder” and a more detailed discussion of backup withholding, see Section 5—“Material U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

4.	Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time on or before the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn pursuant to Section 14(d)(5) of the Exchange Act at any time after May 2, 2021, which is the 60th day after the date of the commencement of the Offer, unless prior to that date such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written notice of withdrawal with respect to the Share must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such shares have been tendered for the account of an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer of Shares held through the Book-Entry Transfer Facility as set forth in Section 3—“Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” at any time on or before the Expiration Date.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

All questions as to the validity, form and eligibility (including time of receipt) of notices of withdrawal will be resolved by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the right to reject all notices of withdrawal determined not to be in proper or complete form or to waive any irregularities or conditions. No notice of withdrawal will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, Parent, the Depositary, the Information Agent, Synacor or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the election and risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

5.	Material U.S. Federal Income Tax Consequences

The following section discusses the material U.S. federal income tax consequences of the disposition in the Offer or the Merger of Shares other than Shares received pursuant to the exercise of any Company Option, upon the vesting of any Company RSU or Company PSU or otherwise granted in compensatory arrangements (referred to in this Section 5 as “Non-Compensatory Shares”). This discussion does not address the tax consequences of the Offer or the Merger to holders of Shares received in compensatory arrangements. Holders of Shares received in compensatory arrangements are urged to consult their tax advisors with respect to the U.S. federal tax consequences of the Offer or the Merger, as well as any tax consequences arising under any state, local or foreign tax laws.

This discussion does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), in each case in effect as of the date of this Offer to Purchase. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of Non-Compensatory Shares. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the Offer or the Merger.

This discussion is limited to holders who hold Non-Compensatory Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the net investment income tax under Section 1411 of the Code. In addition, it does not address the U.S. federal income tax consequences to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding Non-Compensatory Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts and regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	“S corporations,” partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	holders that hold stock eligible for special treatment under Section 1202 or Section 1045 of the Code;

•	persons required to accelerate the recognition of any item of gross income as a result of such income being recognized on an applicable financial statement;

•	persons deemed to sell Non-Compensatory Shares under the constructive sale provisions of the Code; and

•	tax-qualified retirement plans.

This discussion also does not address the U.S. federal income tax consequence to holders of Non-Compensatory Shares who exercise appraisal rights in connection with the Merger under the DGCL.

If an entity treated as a partnership for U.S. federal income tax purposes holds Non-Compensatory Shares, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Non-Compensatory Shares and partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of the Offer or the Merger to them.

HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER OR THE MERGER ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER ANY STATE, LOCAL OR NON-U.S. TAX LAWS OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Tax Consequences to U.S. Holders

Definition of a U.S. Holder. For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Non-Compensatory Shares that for U.S. federal income tax purposes is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a “United States person” for U.S. federal income tax purposes.

Disposition of Non-Compensatory Shares in the Offer or the Merger. A U.S. Holder will recognize gain or loss, if any, on the disposition of its Non-Compensatory Shares in the Offer or the Merger. Gain or loss must be calculated separately for each block of Non-Compensatory Shares (that is, Non-Compensatory Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger. The amount of gain or loss realized with respect to each block of Non-Compensatory Shares generally will equal the difference between the amount of cash received for the Non-Compensatory Shares and the U.S. Holder’s adjusted tax basis in the Non-Compensatory Shares. A U.S. Holder’s adjusted tax basis in a Non-Compensatory Share generally will be equal to the amount the U.S. Holder paid for the Non-Compensatory Share. Any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the Non-Compensatory Share for more than one year on the disposition date. Otherwise, such gain or loss will be short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. A U.S. Holder may be subject to information reporting and backup withholding tax at the applicable rate (currently, 24%) in connection with the disposition of Non-Compensatory Shares in the Offer or the Merger. Certain U.S. Holders are exempt from backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and such holder:

•	fails to furnish the holder’s taxpayer identification number (“TIN”), which for an individual is ordinarily his or her social security number;

•	furnishes an incorrect TIN; or

•	fails to certify under penalties of perjury that the holder has furnished a correct TIN and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding will also apply if the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends. Each U.S. Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Consequences to Non-U.S. Holders

Definition of a Non-U.S. Holder. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Non-Compensatory Shares that is neither a U.S. Holder nor an entity treated as a partnership for U.S. federal income tax purposes.

Disposition of Shares in the Offer or the Merger. A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized on the disposition of Non-Compensatory Shares in the Offer or the Merger unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•

the Non-Compensatory Shares constitute U.S. real property interests (“USRPIs”) by reason of Synacor’s status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower applicable treaty rate) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower applicable treaty rate), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe Synacor is not currently a USRPHC. Because the determination of whether Synacor is a USRPHC depends on the fair market value of Synacor’s USRPIs relative to the fair market value of Synacor’s non-U.S. real property interests and other business assets, there can be no assurance Synacor is not currently a USRPHC. Even if Synacor is a USRPHC, gain realized on the disposition of Non-Compensatory Shares in the Offer or the Merger by a Non-U.S. Holder of Non-Compensatory Shares will not be subject to U.S. federal income tax if the Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of the outstanding Shares throughout the shorter of the five-year period ending on the disposition date or the Non-U.S. Holder’s holding period. Non-U.S. Holders owning (actually or constructively) more than 5% of the Shares should consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer or the Merger.

Non-U.S. Holders should also consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding. Payments made to Non-U.S. Holders in the Offer or the Merger may be subject to information reporting and backup withholding. Non-U.S. Holders generally can avoid backup withholding and information reporting by providing the Depositary with the applicable and properly executed IRS Form W-8 certifying the holder’s non-U.S. status or by otherwise establishing an exemption. Copies of information returns that are filed with the IRS may also be made available under an applicable tax treaty or information exchange agreement to the tax authorities of the country in which the non-U.S. holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

6. Price Range of the Shares; Dividends on the Shares

The Shares are listed and traded on Nasdaq under the symbol “SYNC.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on Nasdaq, based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2019
First Quarter	$1.94	$1.47
Second Quarter	$1.80	$1.46
Third Quarter	$1.58	$1.28
Fourth Quarter	$1.85	$1.35
Fiscal Year Ended December 31, 2020
First Quarter	$1.71	$0.79
Second Quarter	$1.56	$0.91
Third Quarter	$1.62	$1.01
Fourth Quarter	$1.63	$1.20
Fiscal Year Ending December 31, 2021
First Quarter (through March 2, 2021)	$2.20	$1.36

On February 10, 2021, the last full trading day before public announcement of the Merger Agreement, the closing price reported on Nasdaq was $1.95 per Share. On March 2, 2021, the last full trading day before the commencement of the Offer, the closing price reported on Nasdaq was $2.14 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

Synacor has not historically paid cash dividends on its capital stock, including the Shares. The Merger Agreement provides that, without Parent’s written consent (which is not to be unreasonably withheld, conditioned or delayed), from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Effective Time, Synacor may not declare, set aside, pay or make any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to its capital stock. Accordingly, Synacor is not expected to declare or pay any quarterly cash dividends during the pendency of the Merger Agreement or prior to completion of the Offer and the Merger.

7. Effect of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration; Margin Regulations

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Parent and Purchaser intend to consummate the Merger as soon as practicable following the acceptance for payment of Shares in the Offer.

Nasdaq Listing. The Shares are currently listed on The Nasdaq Global Market (“Nasdaq”). Immediately following the completion of the Merger (which is expected to occur as soon as practicable following the completion of the Offer), the Shares will no longer meet the requirements for continued listing on Nasdaq because Synacor will be an indirect wholly-owned subsidiary of Parent. Nasdaq requires, among other things, that any listed shares of common stock have at least 400 total stockholders. Immediately following the completion of the Merger we intend and will cause the Surviving Corporation to delist the Shares from Nasdaq.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Synacor to its stockholders and would make certain provisions of the Exchange Act no longer applicable to Synacor, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of “affiliates” of Synacor and persons holding “restricted securities” of Synacor to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended, could be impaired or eliminated. We expect Synacor will apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer and the Merger as the requirements for such termination are met.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer and the Merger, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Synacor

Except as specifically set forth herein, the information concerning Synacor contained in this Offer to Purchase has been taken from or is based upon information furnished by or on behalf of Synacor or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Synacor’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of Synacor and its business has been taken from Synacor’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, and is qualified in its entirety by reference to such Annual Report on Form 10-K.

Synacor is incorporated under the laws of the State of Delaware. Synacor is a digital technology company that provides email and collaboration software, cloud-based identity management platforms, managed web and mobile portals, and advertising solutions. Synacor’s customers include communications providers, media companies, government entities and enterprises. Synacor is their trusted partner for enterprise software platforms and monetization solutions that Synacor delivers through public and private cloud software-as-a-service, software licensing, and professional services. Synacor’s platforms enable its clients to deepen engagement with their consumers and users.

Synacor’s legal name as specified in its certificate of incorporation is Synacor, Inc. Synacor’s principal executive offices are located at 40 La Riviere Drive, Suite 300, Buffalo, New York 14202. The telephone number of Synacor at that office is (716) 853-1362. The Shares trade on Nasdaq under the symbol “SYNC.”

Available Information. Synacor is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Synacor’s directors and officers, their remuneration, Company Options, Company RSUs and Company PSUs granted to them, the principal holders of Synacor’s securities and material interests of such persons in transactions with Synacor is required to be disclosed in reports, proxy statements and other information filed with the SEC and distributed to Synacor’s stockholders. The SEC maintains an Internet website at http://www.sec.gov at which the reports, proxy statements and other information filed by Synacor with the SEC via the EDGAR filing system may be accessed electronically.

Synacor Financial Projections. Synacor provided Parent and Purchaser with certain of the internal financial projections described in “Item 8. Additional Information—Certain Company Management Projections” of Synacor’s Schedule 14D-9, which has been filed with the SEC and is being mailed to Synacor’s stockholders contemporaneously with this Offer to Purchase. As described in greater detail in “Item 8. Additional Information—Certain Company Management Projections—Important Information Concerning the Company Forecasts” of the Schedule 14D-9, these internal financial projections of Synacor were developed for internal use by the Synacor Board and its financial advisor, and are subject to inherent uncertainties. As a result, readers of this Offer to Purchase and Synacor’s Schedule 14D-9 are cautioned not to place undue, if any, reliance on the internal financial projections of Synacor.

9. Certain Information Concerning Parent and Purchaser

Parent and Purchaser. Parent was formed as a Delaware limited liability company on February 5, 2021. Parent’s legal name as specified in its certificate of formation is CLP SY Holding, LLC.

Purchaser is an indirect wholly owned subsidiary of Parent and was formed as a Delaware corporation on February 5, 2021. Purchaser’s legal name as specified in its certificate of incorporation is SY Merger Sub Corporation.

Parent is the sole stockholder of SY Holding Corporation, a Delaware corporation (“HoldCo”) which was formed on February 5, 2021 and is the sole stockholder of Purchaser.

Each of Parent, Purchaser and HoldCo was formed solely for the purpose of engaging in the transactions contemplated by the Merger Agreement, and has not engaged in any business activities other than as incidental to its formation and in connection with the transactions, including the Offer and the Merger, and arranging of the equity financing in connection with such transactions. Until immediately before the time Purchaser accepts Shares for payment in the Offer, it is not anticipated that Parent, Purchaser or HoldCo will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. Upon completion of the Merger, Purchaser will cease to exist and Synacor will continue as the Surviving Corporation and as an indirect wholly-owned subsidiary of Parent.

The sole member of Parent is Centre Lane Partners V, L.P., a Delaware limited partnership (“CLP Fund V”). The general partner of CLP Fund V is Centre Lane Partners V GP, LLC, a Delaware limited liability company (“CLP V GP”). The managing member of CLP V GP is 8th Lane Partners LLC, a Delaware limited liability company (“8th Lane LLC” and, together with Parent, Purchaser, HoldCo, CLP Fund V and CLP V GP, the “CLP Entities”). Mr. Quinn Morgan is the sole owner and managing member of 8th Lane LLC. The CLP Entities are each affiliated with investment funds managed or advised by entities directly or indirectly controlled by Quinn Morgan including Centre Lane Partners, LLC, a Delaware limited liability company. Mr. Morgan and Kenneth Lau are each a managing director of Centre Lane Partners, LLC.

CLP Fund V, a private investment fund, is primarily engaged in the business of investing in companies. CLP V GP is primarily engaged in the business of serving as the general partner of CLP Fund V. 8th Lane LLC is primarily engaged in the business of serving as the managing member of CLP V GP. Centre Lane Partners, LLC is primarily engaged in the business of managing private investment funds. The principal occupation or employment of each of Messrs. Morgan and Lau is set forth on Schedule I attached hereto and is incorporated by reference herein.

The principal executive offices of each of the CLP Entities, Centre Lane Partners, LLC and Messrs. Morgan and Lau is 60 E. 42nd Street, Suite 2220, New York, New York 10165, and the telephone phone number of each is (646) 843-0710.

In connection with the transactions contemplated by the Merger Agreement, CLP Fund V has committed to provide Parent with an aggregate equity contribution of up to $87,597,343 plus the aggregate amount payable to holders of Company Options, Company RSUs, and Company PSUs pursuant to the Merger Agreement, on the terms and subject to the conditions set forth in the equity commitment letter entered into in connection with the signing of the Merger Agreement. We expect that this amount is sufficient to fund the payment of the Offer Price for all of the Shares tendered in the Offer and the Merger Consideration for all the Shares exchanged in the Merger and any other amounts required to be paid in connection with the transaction (including any amounts payable in respect of the Company Options, Company RSUs and Company PSUs under the Merger Agreement). See Section 10—“Source and Amount of Funds.”

The name, citizenship, business address, present principal occupation or employment and five-year employment history of Messrs. Morgan and Lau is listed in Schedule I to this Offer to Purchase.

None of the CLP Entities, Centre Lane Partners, LLC, nor Messrs. Morgan or Lau, nor, to their respective knowledge, any of the persons listed on Schedule I to this Offer to Purchase, have been, during the past five years: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Except as set forth in this Offer to Purchase or in Schedule I hereto, none of the CLP Entities, Centre Lane Partners, LLC, nor Messrs. Morgan or Lau, nor, to their respective knowledge, any of the persons listed on Schedule I to this Offer to Purchase, any associate or majority-owned subsidiary of any of the CLP Entities,

Centre Lane Partners, LLC or any of the persons so listed (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares or (ii) has engaged in any transaction in respect of any Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of the CLP Entities, Centre Lane Partners, LLC, nor Messrs. Morgan or Lau, nor, to their respective knowledge, any of the persons listed on Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person or entity with respect to any securities of Synacor (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations).

Except as set forth in this Offer to Purchase, none of the CLP Entities, Centre Lane Partners, LLC, nor Messrs. Morgan or Lau, nor, to their respective knowledge, any of the persons listed in Schedule I to this Offer to Purchase, has had any business relationship or transaction with Synacor or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between any of the CLP Entities, Centre Lane Partners, LLC, Messrs. Morgan or Lau or, to their respective knowledge, any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and Synacor or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The SEC maintains an Internet website at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information relating to Parent and Purchaser that has been filed with the SEC via the EDGAR system.

10. Source and Amount of Funds

Completion of the Offer is not conditioned upon any financing arrangements.

We estimate that we will need approximately $94.2 million for the payment of the aggregate Offer Price, aggregate Merger Consideration and the payment of all related fees and expenses. Purchaser will receive these funds from Parent. Parent intends to fund the amounts required in connection with the Offer and the Merger out of a combination of its available cash and cash equivalents on hand and with the proceeds of committed equity financing, as further described below.

Equity Financing. Parent has received an equity commitment letter from CLP Fund V (such letter, as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Equity Commitment Letter”) pursuant to which CLP Fund V has committed to contribute to Parent in connection with the consummation of the Offer and the Merger an aggregate equity contribution of up to $87,597,343 plus the aggregate amount payable to holders of Company Options, Company RSUs and Company PSUs pursuant to the Merger Agreement (such committed financing, the “Equity Financing”). The funding of the Equity Financing under the Equity Commitment Letter is subject to (i) the satisfaction, or waiver by Parent or Purchaser, of the all of the conditions of the Offer set forth in the Merger Agreement, including the Minimum Condition (other than those conditions that, by their nature, are to be satisfied by actions to be taken on the closing date of the Merger) and (ii) in the case of the Merger, the substantially contemporaneous consummation of the closing of the Merger. We expect that the Equity Financing is sufficient to fund the payment of the Offer Price for all of the Shares tendered in the Offer and the Merger Consideration for all the Shares exchanged in the Merger and any other amounts required to be paid in connection with the transaction (including any amounts payable in respect of the Company Options, Company RSUs and Company PSUs under the Merger Agreement).

CLP Fund V’s obligation to fund the Equity Financing will terminate automatically and immediately upon the earliest to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the closing of the Offer and the Merger or (c) any of Synacor’s creditors asserting a litigation claim against CLP Fund V, Parent or Purchaser or any of their affiliates in connection with the Equity Commitment Letter or the transactions contemplated thereby.

Synacor is a third-party beneficiary to the Equity Commitment Letter and may enforce the Equity Commitment Letter and cause Parent and Purchaser (and any of their permitted successors and assigns) to enforce the Equity Commitment Letter.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

11. Background of the Offer; Past Contacts, Negotiations and Transactions

The information set forth below regarding Synacor, not involving Parent or Purchaser or their respective affiliates or representatives, was provided by Synacor, and none of Parent, Purchaser nor any of their respective affiliates take any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent, Purchaser or their respective affiliates or representatives did not participate.

Background of the Offer

The Company Board, together with the Company’s management, regularly reviews and assesses the Company’s performance, future growth prospects, business plans, competitive position, and overall strategic direction. As part of that review process, each of them, from time to time, considers a variety of strategic alternatives that may be available, including responding to outreach from third-parties and pursuing potential strategic transactions, in each case with the goal of maximizing stockholder value.

On January 10, 2018, a private investment firm (“Company A”) entered into a mutual non-disclosure agreement with the Company after expressing interest in exploring a potential acquisition of the Company, which included a standstill provision for the benefit of the Company. On February 6, 2018, Company A submitted a non-binding indication of interest to acquire the Company, and on April 25, 2018, following discussion between the parties, submitted an updated non-binding indication of interest. On May 8, 2018, the Company engaged Liontree Advisors LLC (“Liontree”) to act as the Company’s financial advisor for purposes of evaluating potential strategic opportunities pursuant to an engagement letter which had a stated termination date of December 31, 2018. Liontree then reached out to approximately 12 potential strategic and financial companies to evaluate their interest in an acquisition of the Company. On June 20, 2018, Company A informed the Company that they were unable to support the transaction at the proposed value set forth in the non-binding indication of interest. The outreach by Liontree to additional parties did not lead to an indication of interest from any of these parties with respect to a potential strategic transaction involving the Company.

In October 2018, the Company and a publicly-traded software company (“Company B”) entered into a mutual non-disclosure agreement to explore a potential business combination. Later that month, the Company delivered a non-binding indication of interest letter to Company B proposing a “merger of equals” which, following further discussion and negotiation, was executed by the parties in December 2018. However, the parties were ultimately unable to agree on terms for the transaction and elected to terminate the process in March 2019.

In March 2019, the Company and a publicly-traded software company (“Company C”) entered into a mutual non-disclosure agreement, which included a standstill provision for the benefit of the Company, to explore a potential business combination. On August 13, 2019, Company C submitted a non-binding letter of intent proposing an acquisition of the Company with consideration in the form of cash and stock. However, following further discussion between the Company and Company C and following the Company’s engagement of Canaccord Genuity LLC (“Canaccord Genuity”) as the Company’s financial advisor and Canaccord Genuity’s further assistance to the Company in evaluating potential strategic opportunities as described below, the Company and Company C mutually agreed in October 2019 not to pursue a transaction.

On July 1, 2019, the Company submitted a non-binding indication of interest to acquire a publicly-traded software company (“Company D”) for a combination of equity and cash. While Company D allowed the proposal to expire, there were discussions among the Company and Company D and their respective financial advisors from time to time during 2019.

Also, during the third quarter of 2019, the Company Board was evaluating divesting its portal and advertising business so as to convert the Company into a pure-play software company. The Company’s management engaged in outreach to approximately five companies, and, on July 30, 2019, the Company entered into a mutual non-disclosure agreement, which included a standstill provision for the benefit of the Company, with an investment subsidiary of a publicly-traded financial services company (“Company E”), who had expressed an interest in acquiring the Company’s portal and advertising business. Another information and technology services company (“Company F”), with whom the Company already had a valid non-disclosure agreement from May 2018 from a prior commercial relationship, also expressed interest in acquiring the Company’s portal and advertising business.

On August 25, 2019, the Company engaged Canaccord Genuity to act as the Company’s financial advisor for purposes of evaluating the proposal from Company C and reviewing other potential strategic and financial opportunities pursuant to an engagement letter which had a stated termination date of January 15, 2020. Pursuant to this engagement, at the direction of the Company Board, Canaccord Genuity reached out to an additional 18 parties to determine whether such parties would be interested in exploring a potential strategic transaction with the Company at that time. However, none of the outreach attempts to these 18 additional parties led to an indication of interest from any of these parties with respect to a potential strategic transaction involving the Company.

Company F submitted a non-binding indication of interest to the Company on September 15, 2019. However, the parties were ultimately unable to agree on terms for the transaction.

The continuing discussions between the Company and Company D culminated in the execution of a non-binding letter of intent on January 1, 2020, proposing a transaction with all-stock consideration and a combined company ownership split. On January 2, 2020, the Company engaged Canaccord Genuity to act as the Company’s financial advisor for the purposes of a potential transaction with Company D. Throughout January and February, each of the Company and Company D engaged in due diligence with respect to the business and operations of the other party and negotiated the terms of a merger agreement and related support agreements, which were executed on February 11, 2020.

During such time, media attention in the United States on the coronavirus SARS-CoV-2, or COVID-19 (“COVID-19”), had been increasing, and the prevalence of COVID-19 in the United States, and public awareness of the disease, increased. On February 20, 2020, public equity markets in the United States declined significantly, and, as COVID-19 outbreaks spread throughout the country, governmental policies and workplace policies shifted to seek to limit the spread of COVID-19, with a number of employers requesting or mandating that their workforce “work from home.” Following the signing of the merger agreement, the Company and Company D began working to prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”) with respect to the pending transaction between the parties, but the preparation and filing of the Form S-4 was delayed beyond the expectations of the parties at the time of the signing of the merger agreement. After various discussions and exchanging drafts of the applicable Form S-4, and discussions on the disclosures necessary to properly file in compliance with SEC guidance the Form S-4 from March through June of 2020, the Company and Company D agreed on June 29, 2020, to enter into a mutual termination agreement to terminate the merger agreement between the Company and Company D.

On July 13, 2020, one of the members of the Company Board, Mr. Kevin Rendino, informed the Company’s management of potential interest that Company E had in a potential acquisition of the Company. Representatives of Company E were aware that Mr. Rendino served on the Company Board as Mr. Rendino had previously invested through certain of his affiliated entities in other transactions alongside Company E. As a result of this outreach, the Company directed Canaccord Genuity to reach out to Company E for further information about a potential strategic transaction.

Also, on July 13, 2020, the Company and Company E entered into an amendment to their non-disclosure agreement entered into on July 30, 2019, which amendment included an extension of the standstill prohibiting Company E from making further acquisition proposals to the Company without its invitation or consent until July 30, 2021.

The Company also then directed Canaccord Genuity to commence outreach to various parties to consider an acquisition of the Company and/or its software and services business. From the middle of July 2020 to the middle of September 2020, Canaccord Genuity reached out to 37 parties (other than Companies A-D) at the direction of the Company to determine whether such parties would be interested in exploring a potential strategic transaction with the Company at that time. Of the parties contacted, 14 parties executed non-disclosure agreements with the Company and were provided access to confidential information relating to the Company’s business and prospects. Parties that remained involved in the process were requested to submit a non-binding indication of interest by September 17, 2020. Other than as described below, none of the outreach attempts to these 37 parties ultimately led to an indication of interest from any of these parties with respect to a potential strategic transaction involving the Company. At the same time, the Company’s management reached out to 8 parties to determine whether such parties would be interested in exploring a potential acquisition of the portal and advertising business.

On July 30, 2020, the Company entered into an amendment to the engagement letter with Canaccord Genuity that extended the stated termination date to January 31, 2021.

On September 8, 2020, Centre Lane Partners, LLC (“CLP”) entered into the Confidentiality Agreement (as defined herein) with the Company, which included a standstill provision for the benefit of the Company.

Thereafter, on September 10, 2020, Company E submitted a non-binding letter of intent to the Company, for an all-cash transaction to acquire 100% of the Company’s outstanding equity and equity awards at a per Share price of $2.00. The letter of intent also provided that 180 Degree, an affiliate of Mr. Rendino, would roll over its existing equity position in the Company as part of the proposed transaction.

On September 13, 2020, the Company Board met, with representatives of Canaccord Genuity and the Company’s outside corporate counsel, Gunderson Dettmer (“Gunderson”), and evaluated the letter of intent received from Company E. Canaccord Genuity also reviewed the feedback it had received from the further outreach relating to strategic alternatives that it had conducted at the direction of the Company. The Company’s management reviewed feedback it had received from the outreach relating to the potential divestiture of the portal and advertising business. The Company Board considered the fact that Mr. Rendino had previously invested alongside Company E through certain of his affiliated entities and had a prior relationship with Company E, and determined in light of that relationship to authorize a special transaction committee, comprised of its other directors, Mr. Himesh Bhise, Mr. Andrew Kau, Ms. Elisabeth Donohue, Mr. Mawan Fawaz, and Mr. Michael Montgomery (the “Company Special Committee”). None of the members of the Company Special Committee had any prior relationship with Company E. The Company Special Committee was authorized to lead the negotiations with Company E on behalf of the Company. As a precautionary measure, Mr. Rendino also agreed to recuse himself from substantive involvement with Company E on behalf of the Company.

On September 14, 2020, the Company received a non-binding indication of interest from a financial acquirer (“Company G”) who regularly makes investments in enterprise software companies. Company G’s letter of intent proposed acquiring only the Company’s software and services business. However, the non-binding indication of interest from Company G reflected a valuation of the Company on an enterprise valuation basis that was a fraction of the implied valuation being offered pursuant to Company E’s letter of intent (and a fraction of the implied valuation later offered by CLP). Company G proposed paying cash for the purchase price, but Company G indicated that it would utilize equity and third party debt financing to finance the transaction.

On September 14, 2020, 180 Degree, an affiliate of Mr. Rendino, confirmed to Gunderson that it was supportive of rolling over its existing equity position in the Company as part of the proposed transaction subject to due diligence on the Company.

On September 16, 2020, the Company Special Committee met, with representatives of Canaccord Genuity and Gunderson, to discuss the proposals received from Company E and Company G, as well as additional parties who were still conducting diligence but which had not yet submitted proposals. The Company Special Committee discussed the relative merits of the two proposals and of an entire sale of the Company as compared to the sale of only the Company’s software and services business, as well as the anticipated conditions relating to the two proposals. Canaccord Genuity also updated the Company Special Committee as to its further discussions arising from its recent outreach as directed by the Company, noting that a different public-company software acquirer (“Company H”), had also expressed more serious interest in an acquisition of the Company, but was not yet in a position to submit a letter of intent. After concluding the business of the Company Special Committee, at the invitation of the Company Special Committee, representatives of Company E met with the members of the Company Special Committee, to share their perspectives on the Company’s business and discuss Company E’s offer.

On September 17, 2020, the Company submitted a revised letter of intent to Company E, which included a request for Company E to provide its best offer on purchase price. At the direction of the Company, Canaccord Genuity subsequently called Company E to relay the Company’s views that it was interested to receive Company E’s best offer on purchase price.

Also, on September 17, 2020, the Company received a non-binding indication of interest from CLP for an acquisition of 100% of the Company’s outstanding equity and equity awards and contemplated a purchase price of $1.35 to $1.41 per Share. CLP proposed paying cash for the purchase price by utilizing committed capital from its private equity vehicles to finance the offer.

On September 18, 2020, Company E provided a revised letter of intent to the Company, re-affirming that it would only pay $2.00 per Share in connection with its acquisition of the Company, and requesting that the Company enter into exclusivity with it until October 23, 2020. The revised letter of intent continued to provide that 180 Degree, an affiliate of Mr. Rendino, roll over its existing equity position in the Company as part of the proposed transaction.

On September 21, 2020, the Company Special Committee convened to discuss Company E’s revised letter of intent. Canaccord Genuity also presented on the status of further discussions with potential counterparties as a result of its outreach to date. The Company Special Committee again discussed the indication of interest from Company G, relating to the sale of only the Company’s software and services business, and also discussed the indication of interest from CLP. The Company Special Committee directed Canaccord Genuity to further follow up with Company G to seek to increase the purchase price payable for the software and services segment and CLP to seek to increase the purchase price payable for 100% of the Company’s outstanding equity and equity awards.

On September 22, 2020, Canaccord Genuity spoke with both Company G and CLP. However, Company G was unable to increase its purchase price, and, according to CLP, CLP provided a verbal indication that, subject to further diligence, it would consider increasing its purchase price by 10% to 25% per Share from the price set forth in its previously submitted non-binding interest of indication. Mr. Bhise also reached out to Company H to encourage it to submit a proposal relating to a potential acquisition of 100% of the Company’s outstanding equity and equity awards. Mr. Bhise also reached out to other companies which the Company believed may have an interest in acquiring the Company’s portal and advertising business. None of these parties indicated that they would be submitting a potential proposal in the near term.

On September 23, 2020, the Company and Company E entered into Company E’s letter of intent, and began coordination to commence diligence and prepare documentation relating to the transaction. As a result of the exclusivity provisions in the letter of intent, the Company and Canaccord Genuity also terminated other active discussions with other parties relating to a proposed transaction at such time. From September 2020 through December 2020, the Company, Company E and their respective representatives engaged in diligence, and responded to related requests, and negotiated the terms of a definitive agreement relating to the proposed transaction.

On October 23, 2020, the exclusivity period that the Company had agreed upon with Company E expired in accordance with the terms of the executed letter of intent between the parties.

On October 27, 2020, the Company Special Committee and thereafter the full Company Board separately met, to discuss the status of negotiations of the definitive agreement with Company E and the status of Company E’s diligence of the Company. The Company Special Committee considered that the pace of discussions with Company E appeared to be slowing, and requested that Canaccord Genuity re-initiate outreach to various parties which had previously expressed some interest in a transaction with the Company. Also, on October 27, 2020, Mr. Bhise again reached out to Company H to evaluate its interest in a potential transaction with the Company, and Company H indicated that it remained interested and requested updated financial information for the Company.

On November 2, 2020, Company H indicated to the Company that although it remained interested in a potential transaction with the Company, it was unable to submit a proposal at that time given that the Company was separately still pursuing a strategic transaction with another third party.

On November 19, 2020, the Company entered into a mutual non-disclosure agreement with a publicly-traded media company (“Company I”), which had expressed potential interest in the Company’s portal and advertising business. The mutual non-disclosure agreement included a standstill provision for the benefit of each of the Company and Company I. Thereafter, Company I commenced its diligence review of the Company.

On December 8, 2020, Company I submitted a non-binding letter of intent to acquire solely the Company’s portal and advertising business. Also on December 8, 2020, the full Company Board met for its regularly scheduled board update call. Mr. Rendino left the Company Board meeting early after an update to the Company Board relating to the process with Company E, and thereafter the remainder of the Company Board discussed the status of the proposed transaction with Company E. Mr. Bhise, the Company’s Chief Executive Officer, also reported on the status of the new non-binding letter of intent received from Company I for the Company’s portal and advertising business.

Thereafter, Mr. Bhise again commenced outreach with various parties who may have an interest in an acquisition of the Company’s portal and advertising business. None of these parties indicated that they could submit a potential proposal in the near term.

On December 14, 2020, the Company received a revised proposal from Company E, requesting that the Company waive the standstill provision under the mutual non-disclosure agreement between the parties, so that Company E could commence a tender offer at a purchase price of $2.00 per Share for 35% of the outstanding Shares. Company E also requested that (i) the Company appoint a new Chief Executive Officer recommended by Company E and a new Chief Financial Officer, (ii) the Company agree to Company E having the right to appoint three members to the Company Board with Mr. Rendino, Mr. Bhise, and one other current member of the

Company Board also remaining following the consummation of the tender offer, and (iii) the Company agree to adopt a “poison pill” stockholder rights plan to protect the value of its historical net operating losses. At this time, Company E advised the Company that it no longer had interest in its prior proposed transaction structure which included a purchase price of $2.00 per Share for 100% of the Company’s outstanding equity and equity awards.

On December 17, 2020, the Company Special Committee met to evaluate the revised Company E proposal relating to the tender offer for 35% of the Company’s outstanding equity. The Company Special Committee discussed that Company E’s proposed ownership stake, Company Board representation and Chief Executive Officer designee and the proposed poison pill, when combined together, would give Company E significant ability to influence the outcome of future stockholder votes of the Company, and would likely grant it effective operating control of the Company, without acquiring 100% of the Company’s outstanding equity and equity awards or paying a premium to all of the Company’s stockholders. The Company Special Committee also reviewed a financial analysis provided by its financial advisor, Canaccord Genuity, of other similar transactions of the nature proposed by Company E. The Company Special Committee then instructed Canaccord Genuity to further discuss the revised proposal with Company E and to request any supporting analysis Company E could provide on its revised proposal. The Company Special Committee also instructed Canaccord Genuity to schedule a meeting with the individual that was proposed by Company E to become the new Chief Executive Officer of the Company and the Company Special Committee.

On December 18, 2020, Canaccord Genuity discussed with Company E the revised proposal and Company E indicated it would provide additional analysis on its revised proposal. Canaccord Genuity and Company E also discussed scheduling a meeting with the individual that was proposed by Company E to become the new Chief Executive Officer of the Company and the Company Special Committee, and Company E was supportive of such a meeting and would allow the parties to more substantively engage on the proposal.

Between December 18 and December 21, 2020, at the direction of the Company, Canaccord Genuity engaged in further outreach to CLP, Company G and Company H, each of whom had expressed more serious interest in a potential transaction with the Company. Each of CLP and Company H preliminarily indicated they may have continuing interest and would consider re-engaging on a proposed transaction. Company G indicated it would not be interested at a higher price than it previously communicated for the Company’s software and services business. Following such time, CLP increased the pace of its diligence review through the end of December and into January.

On December 24, 2020, the Company Special Committee met, along with representatives of Canaccord Genuity and Gunderson, to discuss the status of outreach with potential counterparties and the revised Company E proposal to consummate a 35% tender offer.

On December 29, 2020, Company I re-affirmed its interest in a potential acquisition of the Company’s portal and advertising business, but its pricing reflected only a fraction of that being offered pursuant to CLP’s offer, and a portion of such consideration was contingent upon the business’s recent performance. Also, on December 29, 2020, Company E sent a letter further detailing the terms of its proposed tender offer to specify a minimum tender condition of 20% and to also require that the Company Board publicly recommend in favor of the proposed tender offer. Company E indicated that its proposal relating to the tender offer would expire by January 4, 2021.

On December 30, 2020, the Company Special Committee convened, with representatives of Canaccord Genuity and Gunderson, to discuss the revised Company E proposal and also discuss other available indications of interest. Mr. Bhise did not attend this meeting of the Company Special Committee, given that a component of Company E’s proposal included replacing Mr. Bhise with a new Chief Executive Officer. The Company Special Committee evaluated the terms of Company E’s proposal, and the status of ongoing outreach from Canaccord Genuity regarding potential alternative proposals. In addition to the ongoing discussions with CLP and Company

H for an acquisition of 100% of the Company’s outstanding equity and equity awards, Canaccord Genuity reported that Company I also remained interested in an acquisition of only the Company’s portal and advertising business. Canaccord Genuity also updated the Company Special Committee that Company G indicated it would not increase its offer price for the software and services business. In light of the other prospective alternatives that the Company Special Committee believed could result in a transaction more likely to maximize value for all of the Company’s stockholders, and the proposal from Company E potentially transferring effective control without a cash out opportunity and associated premium for all of the Company’s stockholders, the Company Special Committee determined to let Company E’s offer expire and to continue to engage with CLP, Company H and Company I, including directing Canaccord Genuity and the Company’s management to continue to seek non-binding letters of intent from such parties.

On January 4, 2021, CLP provided the Company with a non-binding letter of intent, proposing a two-step merger to acquire 100% of the Company’s outstanding equity and equity awards (consisting of a tender offer for a majority of outstanding Shares followed by a back-end merger to acquire the remaining outstanding Shares) with a purchase price of $1.88 per Share in cash. The letter of intent indicated that if necessary, CLP would be prepared to fund the entire acquisition amount through an equity commitment and that the proposal was not contingent upon third party debt financing. Later that day, on January 4, 2021, the Company Special Committee met, with representatives of Canaccord Genuity and Gunderson, to discuss CLP’s letter of intent. Canaccord Genuity reported that at such time, only Company E (with respect to its proposed partial tender offer proposal) and Company H remained as other parties interested in engaging on a transaction, although Company H had not submitted a non-binding letter of intent to date. The Company Special Committee directed Canaccord Genuity to engage in outreach to seek to maximize offers from each of CLP and Company E and to receive a written offer from Company H.

Later that day, Canaccord Genuity reached out to Company E to confirm if Company E would re-engage on an acquisition of 100% of the Company’s outstanding equity and equity awards. Company E declined to do so and indicated that its tender offer proposal would no longer be available following January 4, 2021.

On January 5, 2021, Canaccord Genuity discussed further with CLP the business of the Company and the Company Special Committee’s desire to obtain a higher purchase price. CLP indicated it would further review its proposal. Later that day, the Company sent a revised letter of intent to CLP, noting that the price per Share to be paid in the transaction was still an open issue and clarifying certain provisions to ensure a customary public-company style transaction would be entered into between the parties.

On January 6, 2021, the Company Special Committee met with representatives of Canaccord Genuity and Gunderson. Canaccord Genuity reported that CLP agreed to increase its offer to $2.00 per Share and had also requested a 30-day period of exclusivity. Canaccord Genuity also noted that the partial tender offer proposal from Company E was now expired and Company E declined to re-engage on an acquisition of 100% of the Company’s outstanding equity and equity awards, and that Company H continued to provide no indication if or when it would be willing to submit a formal letter of intent. After deliberating the various alternatives available to the Company Special Committee, it unanimously determined to enter into the non-binding letter of intent with CLP and commence diligence and negotiation of a definitive agreement. The Company Special Committee also determined that Mr. Rendino should be updated as to the status of discussions with Company E and the anticipated execution of the CLP letter of intent, and that Mr. Rendino continue to recuse himself from deliberations of discussions with CLP, given his prior relationship with Company E.

On January 7, 2021, the Company and CLP executed the non-binding letter of intent.

On January 8, 2021, Mr. Montgomery and Mr. Bhise informed Mr. Rendino of the Company’s entry into the letter of intent for an acquisition of 100% of the Company with CLP at $2.00 per Share, and the Company Special Committee’s determination that Mr. Rendino continue to be recused from discussion of the CLP negotiations and diligence processes. Mr. Montgomery and Mr. Bhise indicated that Mr. Rendino would be brought up to date, if and when, discussions with CLP were more advanced. The Company and CLP held an initial kick-off diligence call, and met numerous times in the following weeks to engage in and respond to diligence requests.

On January 21, 2021, outside counsel to CLP, Thompson Hine LLP (“Thompson”), delivered an initial draft of the Merger Agreement to Gunderson.

On January 25, 2021, the Company entered into a further amendment to the engagement letter with Canaccord Genuity that extended the stated termination date to June 30, 2021.

On January 27, 2021, Gunderson sent a revised Merger Agreement to Thompson, which, among other revisions, (1) improved the Company’s ability to satisfy the conditions to the tender offer, (2) improved the ability of the Company Board to take all actions needed to comply with their fiduciary duties between signing of the Merger Agreement and the closing of the Transactions, (3) made it more difficult for CLP to terminate the Merger Agreement, (4) restricted CLP from modifying the Equity Commitment Letter CLP Fund V would enter into with Parent, (5) reduced the size of the termination fee payable by the Company in the event of a superior acquisition proposal and (6) added a reverse termination fee in favor of the Company in the event that CLP refused to properly consummate the proposed acquisition.

Throughout the remainder of January and into February, the Company, CLP, Gunderson and Thompson continued to negotiate the terms of the Merger Agreement and exchange drafts thereof. Throughout that period, the parties also continued to engage in, and respond to, diligence and related requests.

On February 4, 2021, the full Company Board met (including Mr. Rendino for the first time since negotiations with CLP became more active) with representatives of Canaccord Genuity and Gunderson to discuss the status of negotiations and open issues. The Company Special Committee updated the full Company Board on such matters as the number of open issues as between the parties was continuing to decline.

Throughout the early part of February, the closing trading price of the Shares had increased from the closing price of $1.49 per Share on January 7, 2021, the date on which the Company and CLP executed the letter of intent. As a result of the increase in the stock price, the Company directed Canaccord Genuity to advise on customary premiums in connection with public company sales, and the Company Board decided to reconvene on February 8, 2021.

On February 8, 2021, the full Company Board met with representatives of Canaccord Genuity and Gunderson. Canaccord Genuity presented their findings on public company premiums frequently obtained in connection with selected precedent sell-side transactions, and Gunderson reported on anecdotal experiences for clients in similar industries and of similar sizes as the Company. The Company Board discussed and instructed Canaccord Genuity to relay the need for an increase in purchase price to $2.20 per Share to consider approving the proposed Transaction. Later that day, Canaccord Genuity relayed the Company Board’s request for CLP to increase the purchase price to be paid in the Transaction. CLP indicated it would review and discuss with its investment committee.

On February 9 and February 10, 2021, the remaining issue of price and the remaining open terms of the transaction documentation were further negotiated. The then-negotiated Merger Agreement, among other revisions to the initial draft submitted by CLP, (1) improved the Company’s ability to satisfy the conditions to the Offer, (2) improved the ability of the Company Board to take all actions needed to comply with their fiduciary duties between signing of the Merger Agreement and the closing of the Transaction, (3) made it more difficult for CLP to terminate the Merger Agreement, (4) restricted CLP from modifying the Equity Commitment Letter CLP Fund V would enter into with Parent and (5) reduced the size of the termination fee in the Transaction to an amount equal to $3.0 million. However, CLP was unwilling to agree to a reverse termination fee in favor of the Company, and CLP subsequently required that two significant stockholders enter into Tender and Support Agreements in support of the Transactions. The Tender and Support Agreements between CLP and the two significant stockholders and the Equity Commitment Letter between CLP Fund V and Parent were also negotiated and finalized during this time.

Later in the day on February 10, 2021, CLP indicated that it would increase the purchase price per Share from $2.00 per Share to $2.20 per Share, but that it would require the termination fee in the Transactions to also increase from $3.0 million to $3.5 million as a result of the increase in the value of the Transactions. CLP also noted the increase in purchase price was conditioned upon finalizing and executing the Merger Agreement that same day, and announcing the Transactions prior to public markets opening on February 11, 2021.

Thereafter, on February 10, 2021, the Company Board met, with representatives of the Company’s management, Gunderson and Canaccord Genuity present, for the purpose of reviewing the final terms of the proposed Merger Agreement. At this meeting, representatives of Gunderson reviewed the resolution of the remaining issues in the Merger Agreement and the Tender and Support Agreements, including the recently agreed upon Offer Price and termination fee, and reviewed with the Company Board its fiduciary duties in connection with the proposed Transactions. Representatives of Canaccord Genuity reviewed with the Company Board its financial analysis of the consideration to be received by holders of Shares pursuant to the Merger Agreement. At the conclusion of this presentation, Canaccord Genuity rendered for the benefit of the Company Board its oral opinion, subsequently confirmed in writing on February 10, 2021, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Canaccord Genuity as set forth in the written opinion, the consideration of $2.20 per Share in cash to be received by holders of Shares (excluding Shares that constitute Dissenting Shares (as defined in the Merger Agreement) or are held by the Company as treasury stock immediately prior to the Effective Time (as defined herein)) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of the opinion provided by Canaccord Genuity, please see “Item 4. The Solicitation or Recommendation—Opinion of the Financial Advisor to the Company Board” in the Schedule 14D-9. After further discussion, the Company Board unanimously (i) approved and determined the Merger Agreement and the Transactions contemplated thereby, including the Offer and the Merger, were fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable for the Company to enter into the Merger Agreement and the Transactions, including the Offer and the Merger, (iii) recommended that the Company’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer, (iv) authorized and approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions and (v) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger shall be effected as soon as practicable following the consummation of the Offer without a vote of the Company’s stockholders.

Later that day, the parties executed the Merger Agreement and the Tender and Support Agreements, and CLP Fund V, Parent and Purchaser executed the Equity Commitment Letter.

Before the opening of trading on the public markets on February 11, 2021, the Company issued a press release announcing entry into the Merger Agreement and filed a Current Report on Form 8-K with the SEC with respect thereto.

Past Contacts, Negotiations and Transactions

For information on the Merger Agreement and the other agreements between the Company and Purchaser and their respective related parties, see Section 9—“Certain Information Concerning Parent and Purchaser” and Section 13—“The Merger Agreement; Other Agreements—Other Agreements.”

12. Purpose of the Offer; Plans for Synacor

Purpose of the Offer. The purpose of the Offer is to enable Parent and Purchaser to acquire control of, and ultimately the entire outstanding equity interest of, Synacor. The purpose of the Merger is to acquire all issued and outstanding Shares not tendered and purchased pursuant to the Offer. The Merger will be effected pursuant to Section 251(h) of the DGCL. Accordingly, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Merger will become effective as soon as practicable following the acceptance for payment of Shares in the Offer, without a vote of Synacor’s stockholders, in accordance with Section 251(h) of the DGCL.

If the Merger is completed, Parent, through its wholly-owned subsidiary SY Holding Corporation, will own 100% of the equity interests in Synacor and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of Synacor and entitlement to any increase in its value. Similarly, Parent will also bear the risk of any losses incurred in the operation of Synacor and any decrease in the value of Synacor. At the effective time of the Merger, the directors of Purchaser, as set forth in Schedule I hereto, shall become the directors of Synacor, and will hold office until their respective successors have been elected, designated or qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Synacor stockholders who sell their Shares in the Offer will cease to have any equity interest in Synacor and to participate in any future growth of Synacor. If the Merger is completed, the current stockholders of Synacor will no longer have an equity interest in Synacor and instead will have only the right to receive an amount in cash equal to the Offer Price, or to the extent stockholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such stockholders are entitled under Section 262 of the DGCL. See Section 13—“The Merger Agreement; Other Agreements.” Similarly, the current stockholders of Synacor will not bear the risk of any decrease in the value of Synacor after selling their Shares in the Offer or the subsequent Merger.

Merger Without a Vote of the Synacor Stockholders. If the Offer is consummated, we will not be required to seek, and do not anticipate seeking, the approval of Synacor’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the Synacor stockholders in accordance with Section 251(h) of the DGCL.

Plans for Synacor. If the Offer and Merger are consummated, at the Effective Time, the Surviving Corporation’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended and restated in its entirety to read as set forth in Exhibit A to the Merger Agreement, and the Surviving Corporation’s bylaws will be amended and restated in their entirety to read as set forth in Exhibit B to the Merger Agreement. Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until their successors have been elected or appointed. Purchaser’s officers immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time will be the initial officers of the Surviving Corporation until their successors have been elected, designated or qualified.

Except as otherwise described in this Offer to Purchase, it is expected that, initially following the Merger, the business and operations of Synacor will continue substantially as they are currently being conducted. After completion of the Offer and the Merger, Synacor will be an indirect wholly-owned subsidiary of Parent. We expect to operate Synacor generally in accordance with its existing business plans, using the best capabilities of Synacor and Parent to optimize operations, including making investments where appropriate. Based on available information, we are conducting a detailed review of Synacor and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act and the delisting of its Shares from Nasdaq, and will consider what, if any, changes would be desirable in light of the circumstances that exist upon completion of the Offer. We will continue to evaluate the business and operations of Synacor during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Synacor’s business, operations, capitalization and management with a view to optimizing development of Synacor’s potential. Possible changes could include changes in Synacor’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the Surviving Corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

As of the date of this Offer to Purchase, no executive officers of Synacor or current member of Synacor’s management team has (a) reached an understanding on potential employment or other retention terms with the Surviving Corporation or with Parent, Purchaser, or any of the other CLP Entities or (b) entered into any definitive agreements or arrangements regarding employment or other retention with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of Synacor’s current management and Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation.

In the normal course of its business of investing, the CLP Entities and its affiliates may pursue acquisitions of other companies in Synacor’s industry and look to combine those companies with Synacor. Except as described above or elsewhere in this Offer to Purchase, none of the CLP Entities has any present plans or proposals that would relate to or result in (a) any extraordinary corporate transaction involving Synacor or any of its subsidiaries (such as a merger, reorganization or liquidation), (b) any purchase, sale or transfer of a material amount of assets of Synacor or any of its subsidiaries, (c) any change in Synacor’s present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer, (d) any material change in Synacor’s present dividend rate or policy, or indebtedness or capitalization, (e) any other material change in Synacor’s corporate structure or business, (f) the acquisition by any person or entity of additional securities of Synacor, or the disposition of securities of Synacor or (g) any changes in Synacor’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Synacor.

13. The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain material provisions of the Merger Agreement and the other summaries contained in this Offer to Purchase of certain provisions of the Merger Agreement are qualified in their entirety by reference to the Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. We encourage you to read the Merger Agreement carefully and in its entirety because this summary may not contain all the information about the Merger Agreement that is important to you. The rights and obligations of the parties are governed by the express terms of the Merger Agreement, and not by this summary or any other information contained herein. Unless the context otherwise requires or as otherwise specified herein, capitalized terms used but not defined herein have the respective meanings set forth in the Merger Agreement.

Explanatory Note Regarding the Merger Agreement and the Summary of the Merger Agreement

The Merger Agreement and the summary of terms included herein have been prepared to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Synacor contained in this Offer to Purchase or in Synacor’s public filings with the SEC, as described in Section 8—“Certain Information Concerning Synacor—Available Information,” may supplement, update or modify the factual disclosures about Synacor contained in the Merger Agreement and described in this summary. The representations, warranties and covenants contained in the Merger Agreement have been made solely for the purposes of the Merger Agreement and as of specific dates and solely for the benefit of parties to the Merger Agreement, and:

•

were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to close the Merger if the representations and warranties of the other party prove to be untrue, due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement;

•

have been modified or qualified by certain confidential disclosures that were made among the parties to the Merger Agreement in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself;

•	may no longer be true as of a given date;

•	may be subject to a contractual standard of materiality in a way that is different from those generally applicable to you or other stockholders and reports and documents filed with the SEC; and

•

may be subject in some cases to other exceptions and qualifications, including exceptions that do not result in, and would not reasonably be expected to have, a Company Material Adverse Effect, as defined in “—Representations and Warranties” below

Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Offer to Purchase. Accordingly, the representations, warranties, covenants and other provisions of the Merger Agreement or any description of such provisions should not be read alone, but instead should be read together with the information provided elsewhere in this Offer to Purchase and in the documents incorporated by reference into this Offer to Purchase. See Section 8—“Certain Information Concerning Synacor—Available Information” in this Offer to Purchase.

The Offer

The Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, commence the Offer as promptly as practicable (and in no event later than fifteen business days) after the date of the Merger Agreement. Subject to the satisfaction of the Minimum Condition, the Termination Condition and the satisfaction, or to the extent waivable by Purchaser or Parent, waiver by Purchaser of the other conditions that are described in Section 14—“Conditions to the Offer,” Purchaser will, and Parent will cause Purchaser to, consummate the Offer as soon as practicable after, and in any event no later than two business days after, the Expiration Date by accepting for payment (such time, the “Acceptance Time”) and purchasing and paying for all Shares validly tendered and not properly withdrawn pursuant to the Offer. If the Offer is consummated, each stockholder of Synacor will receive the Offer Price in cash for each Share validly tendered and not properly withdrawn by such stockholder prior to the Expiration Date, without interest thereon and subject to any withholding of taxes required by applicable law, net to such stockholder in cash. The Offer is initially scheduled to expire at 12:00 midnight, New York time, on March 30, 2021 but may be extended and re-extended as described below (such date, as the same may be extended and re-extended, the “Expiration Date”).

Parent and Purchaser expressly reserve the right to, at any time and from time to time, increase the Offer Price or to make any other changes to the terms and conditions of the Offer, except that without Synacor’s prior written approval Purchaser is not permitted to: (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer (provided that nothing in the Merger Agreement shall limit the ability of Parent and Purchaser to increase the cash consideration payable in the Offer), (iii) reduce the maximum number of Shares sought to be purchased in the Offer, (iv) amend, modify or waive the Minimum Condition or the Termination Condition, (v) amend or modify any of the other terms of the Offer described in Section 14—“Conditions to the Offer” in a manner adverse to the holders of Shares, (vi) impose conditions to the Offer in addition to the conditions that are described in Section 14—“Conditions to the Offer,” (vii) terminate, accelerate or otherwise modify or amend the Offer to accelerate the Expiration Date, except as required or permitted by the Merger Agreement, or (viii) provide any “subsequent offering period” in accordance with Rule 14d-11 of the Exchange Act.

Extensions of the Offer

The Merger Agreement provides that Purchaser is required to (and Parent is required to cause Purchaser to) extend the Offer:

•

for one or more successive extension periods of up to ten (10) business days each in order to permit the satisfaction or waiver of any of the conditions to the Offer described in Section 14—“Conditions to the Offer” (including the Minimum Condition) in the event that any of the conditions have not been satisfied or waived by Purchaser on any then scheduled Expiration Date; and

•	for any period or periods required by applicable Law or applicable rules, regulations, interpretations or positions of the SEC or its staff or Nasdaq.

Purchaser, however, is not required (and Parent is not required to cause Purchaser to) extend the Offer beyond the Outside Date (June 10, 2021) or at any time that Parent or Purchaser is permitted to terminate the Merger Agreement pursuant to its terms. Further, Purchaser is not permitted to extend the Offer beyond the Outside Date without Synacor’s prior written consent.

Termination of the Offer

The Merger Agreement provides that Purchaser may not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of Synacor, unless the Merger Agreement has been terminated pursuant to its terms. In the event that the Merger Agreement is terminated prior to any scheduled Expiration Date, Purchaser will (and Parent will cause Purchaser to) promptly (and in any event within 24 hours following such termination) irrevocably and unconditionally terminate the Offer and not acquire or accept any Shares pursuant thereto, and promptly return, and cause any depositary acting on its behalf to promptly return, in accordance with applicable law, all tendered Shares to the registered holders of such Shares.

Effects of the Merger; Directors and Officers; Certificate of Incorporation; Bylaws

The Merger Agreement provides that, following the completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into Synacor, with Synacor continuing as the surviving corporation and as an indirect wholly-owned subsidiary of Parent as a result of the Merger. The Merger will be effected as soon as practicable following the Acceptance Time without a vote of Synacor’s stockholders pursuant to Section 251(h) of the DGCL.

The board of directors of the Surviving Corporation immediately after the Effective Time will consist of the directors of Purchaser immediately prior to the Effective Time, each to hold office until their respective successors have been duly elected, designated or qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation. The officers of Purchaser immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time will be the officers of the Surviving Corporation immediately following the Effective Time, each to hold office until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal, in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. At the Effective Time, without any further action on the part of Synacor or any other person, the certificate of incorporation of Synacor will be amended and restated to read as set forth in Exhibit A to the Merger Agreement, and as so amended and restated will be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable law and the applicable provisions of such certificate of incorporation. In addition, Synacor will take all necessary action such that, at the Effective Time, the bylaws of Synacor will be amended and restated to read as set forth in Exhibit B to the Merger Agreement, until amended in accordance with the applicable provisions of such bylaws or applicable law.

Closing and Effective Time of the Merger

Unless another time, date or place is agreed by the parties, the closing of the Merger will take place remotely on the third business day after the satisfaction or waiver of the applicable conditions to closing set forth in Article VI of the Merger Agreement (described below in “—Conditions to the Closing of the Merger”) (other than those conditions that by their nature are to be satisfied at the closing of the Merger, but subject to the fulfillment or waiver of those conditions). Concurrently with the closing of the Merger, or on a different date as the parties may agree, the parties will cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware as provided under the DGCL. The Merger will become effective upon the filing of the certificate of merger (the “Effective Time”), or at such later date and time as is agreed by the parties to the Merger Agreement and specified in the certificate of merger.

Merger Consideration

Shares

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares irrevocably accepted for payment in the Offer, (ii) Shares held by Synacor as treasury stock and (iii) Dissenting Shares) will be converted automatically into the right to receive the Offer Price (which we refer to as the “Merger Consideration”). All Shares converted into the right to receive the Merger Consideration will automatically be cancelled at the Effective Time, and each certificate formerly representing such Shares or book-entry share, as applicable, will thereafter represent only the right to receive the Merger Consideration.

Treatment of Company Options, Company RSUs and Company PSUs

Pursuant to the terms of the Merger Agreement, each Company Option outstanding immediately prior to the Effective Time, whether vested or unvested, will automatically at the Effective Time and without any required action on the part of the holder thereof, be cancelled and will entitle the holder of such Company Option to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Share of such Company Option and (ii) the number of Shares for which such Company Option may be exercised, without interest and less any applicable withholding taxes. If the applicable exercise price per Share subject to a Company Option is equal to or greater than the Merger Consideration, such Company Option will be cancelled at the Effective Time for no consideration.

Pursuant to the terms of the Merger Agreement, each (i) Company RSU and (ii) Company PSU that is outstanding immediately prior to the Effective Time, whether vested or unvested, will automatically at the Effective Time and without any required action on the part of the holder thereof, be cancelled and will entitle the holder of such Company RSU or Company PSU, as applicable, to receive an amount in cash equal to the product of (i) the Merger Consideration and (ii) the number of Shares underlying such Company RSU or Company PSU, as applicable, without interest and less any applicable withholding taxes. If a payment with respect to a Company RSU or Company PSU would cause an impermissible acceleration event under Section 409A of the Code, such amounts will become vested at the Effective Time and will be paid (without interest) at the earliest time such payment would not cause an impermissible payment event under Section 409A of the Code.

Dissenting Shares

Any Shares outstanding immediately prior to the Effective Time and held by stockholders who are entitled to and have properly demanded appraisal for such Shares in accordance with, and who comply in all respects with, Section 262 of the DGCL (“Dissenting Shares”) will not be converted into the right to receive the Merger Consideration. At the Effective Time all such Dissenting Shares will no longer be outstanding and will automatically be cancelled and cease to exist, and the holders of such Dissenting Shares will cease to have any rights with respect thereto, except the rights granted to them under Section 262 of the DGCL. If any such stockholder fails to perfect or otherwise waives, withdraws or loses such stockholder’s right to appraisal under the DGCL or other applicable law, then the right of such holder to be paid the fair value of such Dissenting Shares will cease and the Dissenting Shares will be deemed to have been converted, as of the Effective Time, into the right to receive the Merger Consideration without interest and less any applicable withholding taxes, and will not thereafter be deemed Dissenting Shares.

Paying Agent, Exchange and Payment Procedures

At or prior to the Effective Time, Parent will appoint a bank or trust company reasonably acceptable to Synacor (the “Paying Agent”) to make payments to each stockholder of the Merger Consideration that such stockholder is entitled to for its Shares. At or prior to the Effective Time, Parent will deposit or cause to be deposited with the Paying Agent cash in immediately available funds in an amount sufficient for the Paying Agent to distribute the Merger Consideration to which the holders of Shares are entitled at the Effective Time pursuant to the Merger

Agreement.

As soon as practicable (but no later than the third business day) after the Effective Time, the Surviving Corporation will cause the Paying Agent to mail to each person that was, immediately prior to the Effective Time, a holder of record of Shares represented by a certificate, which Shares were converted into the right to receive the Merger Consideration at the Effective Time, a letter of transmittal together with instructions for effecting the surrender of the certificates in exchange for payment of the Merger Consideration. Upon receipt of (i) in the case of Shares represented by a stock certificate, a surrendered certificate or certificates (or affidavit of loss) in respect of such shares together with the signed letter of transmittal and such other documents as may be reasonably required pursuant to such instructions, or (ii) in the Shares held in book-entry form (other than shares held through The Depository Trust Company) the receipt of the signed letter of transmittal (or such other evidence of transfer or surrender as the Paying Agent may reasonably request), the holder of Shares will be entitled to receive the Merger Consideration in exchange therefor and such certificates or book-entry shares shall be cancelled. The amount of any Merger Consideration paid to the stockholders may be reduced by any applicable withholding taxes.

As promptly as practicable after the Effective Time, Parent will cause the Paying Agent to pay and deliver to The Depository Trust Company or its nominee, in respect of each book-entry share held through The Depository Trust Company, the Merger Consideration (without interest, and after giving effect to any required tax withholdings) to which holders of such book-entry shares are entitled under the Merger Agreement, and such book-entry shares of such holder shall be cancelled.

At the Effective Time, the stock transfer books of Synacor shall be closed and thereafter there shall be no further registration of transfers of shares on the records of Synacor, and holders of certificates and book-entry shares will no longer have rights with respect to the shares, except as otherwise provided for in the Merger Agreement or by applicable law. If, after the Effective Time, certificates that represented ownership of shares are presented to the Surviving Corporation for any reason, they will be cancelled and exchanged as provided in the Merger Agreement.

If any cash deposited with the Paying Agent remains undistributed to holders of Shares six months following the Effective Time, such cash (including any interest received in respect thereto) will be delivered to the Surviving

Corporation, and any holders of Shares who have not complied with the exchange procedures in the Merger Agreement will thereafter look only to the Surviving Corporation for payment of its claim for the Merger Consideration without any interest thereon and subject to any applicable withholding taxes and abandoned property, escheat or other similar laws. Any Merger Consideration that remains unclaimed by the holders of Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any governmental entity will, to the extent permitted by applicable law, become the property of the Surviving Corporation free and clear of any claim or interest of any person previously entitled thereto. Any portion of the Merger Consideration made available to the Paying Agent to pay for Shares for which appraisal rights have been perfected shall be returned to the Surviving Corporation upon demand.

If any stock certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such stock certificate to be lost, stolen or destroyed (and if required by Parent, the posting by such Person of a bond in such reasonable sum as Parent may reasonably direct, as indemnity against any claim that may be made against Parent, Purchaser, the Surviving Corporation or the Paying Agent with respect to such stock certificate), the Paying Agent will, in exchange for such lost, stolen or destroyed stock certificate, pay the Merger Consideration deliverable in respect thereof pursuant to the Merger Agreement.

Representations and Warranties

In the Merger Agreement, Synacor has made customary representations and warranties to Parent and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or in Synacor’s confidential disclosures to Parent. These representations and warranties relate to, among other things:

•	the due organization, valid existence, good standing and corporate power of Synacor and each of its subsidiaries;

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the capitalization of Synacor, including the number of Shares, Company Options, Company RSUs, Company PSUs and other equity interests outstanding and the ownership of the capital stock of its subsidiaries;

•	the authority of Synacor to enter into the Merger Agreement and complete the Offer and the Merger and the enforceability of the Merger Agreement against Synacor;

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the absence of (i) any conflict with or violation of the organizational documents of Synacor or any of its subsidiaries, (ii) any conflict with or violation of applicable laws or (iii) any required consents or approvals under, or breach, violation, loss of benefit, change of control or default under any material contract or permit of Synacor or its subsidiaries, in each case, as a result of the execution and delivery by Synacor of the Merger Agreement and the completion by Synacor of the Offer and the Merger;

•	the consents, filings and approvals required by governmental entities in connection with the Offer and the Merger;

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compliance with SEC filing requirements for Synacor’s SEC filings since January 1, 2018, including the accuracy of information contained in such documents and compliance with GAAP and the rules and regulations of the SEC with respect to the consolidated financial statements contained therein;

•	the adequacy of disclosure controls and internal controls over financial reporting;

•	the absence of certain undisclosed liabilities;

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the absence of certain changes and events or a Company Material Adverse Effect (as defined below) since the date of the most recent balance sheet included in Synacor’s financial statements filed with the SEC;

•	the accuracy of information supplied by Synacor that is contained in this Offer to Purchase and the Schedule 14D-9;

•	legal proceedings pending or threatened involving Synacor and its subsidiaries;

•	compliance with applicable laws and governmental orders;

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the maintenance of and compliance with governmental licenses, permits, certificates, certifications, approvals, clearances, consents, franchises, registrations, billing, exemptions and authorizations necessary for the conduct of Synacor’s business;

•	Synacor’s employee benefit plans, ERISA matters and other labor and employment matters;

•	environmental matters;

•	Synacor’s real property and title to assets;

•	tax matters;

•	Synacor’s material contracts;

•	intellectual property matters;

•	privacy and data security matters;

•	financial advisors’ fees related to the Offer and the Merger;

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receipt by the Synacor Board of an opinion of Canaccord Genuity, as to the fairness, as of the date of the opinion, from a financial point of view, of the Offer Price and the consideration to be received by the holders of Shares in the Merger (other than shares held in treasury and Dissenting Shares); and

•	insurance matters.

All of Synacor’s representations and warranties are qualified by reference to the disclosures in Synacor’s filings with the SEC after January 1, 2018 and publicly available at least 24 hours prior to the execution and delivery of the Merger Agreement (other than disclosures contained in the “Forward Looking Statements” or “Risk Factors” sections of such SEC filings, and other disclosures contained in such SEC filings that are cautionary, predictive or forward-looking in nature and that are not statements of historical fact).

In addition, many of Synacor’ representations and warranties are qualified by knowledge or by a materiality or “Company Material Adverse Effect” standard. For purposes of the Merger Agreement, “Company Material Adverse Effect” means any change, event, condition, occurrence, state of facts, development or effect that, individually or in the aggregate, (i) has a material adverse effect on the business, properties, assets, condition or results of operations of Synacor and its subsidiaries, taken as a whole, or (ii) would prevent or materially impair or materially delay the consummation by Synacor of the transactions contemplated by the Merger Agreement, provided, however, that any changes arising out of, or resulting from or attributable to any investigation of the transactions contemplated by the Merger Agreement pursuant to applicable competition laws shall not constitute or be deemed to contribute to a Company Material Adverse Effect and shall not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur. Notwithstanding the foregoing, the adverse changes arising out of, resulting from or attributable to the following will not constitute or be deemed to contribute to a Company Material Adverse Effect, and will not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

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changes or proposed changes in applicable law or GAAP or changes in interpretations or enforcement of applicable law or GAAP (except solely to the extent the change disproportionately impacts Synacor and its subsidiaries, taken as a whole, relative to other companies operating in the same industries);

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changes in general economic, business, labor or regulatory conditions or in securities, credit or other financial markets in the United States or globally, including changes in interest or exchange rates (except solely to the extent the change disproportionately impacts Synacor and its subsidiaries, taken as a whole, relative to other companies operating in the same industries);

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changes generally affecting the industries in which Synacor or its subsidiaries operate in the United States or globally (including seasonal fluctuations) (except solely to the extent the change disproportionately impacts Synacor and its subsidiaries, taken as a whole, relative to other companies operating in the same industries and the same geography in which the change occurs);

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changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other disease or health crisis (including COVID-19);

•	the public announcement or pendency of the Merger Agreement and the transactions contemplated therein;

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any transaction litigation or any demand, action, claim or proceeding for appraisal of any Shares pursuant to the DGCL in connection with the Merger Agreement and the transactions contemplated therein;

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changes in the trading price or trading volume of Shares or any suspension of trading (provided that the underlying facts or circumstances giving rise or contributing to such changes may be taken into account in determining whether a Company Material Adverse Effect has occurred); or

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any failure by Synacor or any of its subsidiaries to meet any revenue, earnings or other financial projections or forecasts (provided that the underlying facts or circumstance giving rise or contributing to such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred); or

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any actions taken, or failure to take any action, in each case, to which Parent or Purchaser has approved, consented or requested in writing or that is required or prohibited by the Merger Agreement, solely to the extent the consequences of such an approval or consent made by Synacor are known to or reasonably foreseeable by Parent or Purchaser, as applicable.

Parent’s and Purchaser’s representations and warranties under the Merger Agreement relate to, among other things:

•	Parent’s and Purchaser’s due organization, valid existence, good standing and corporate power;

•	the authority of Parent and Purchaser to enter into the Merger Agreement and complete the Offer and the Merger and the enforceability of the Merger Agreement against Parent and Purchaser;

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the absence of (i) any conflict with or violation of the organizational documents of Parent or Purchaser, (ii) any conflict with or violation of applicable laws or (iii) any required consent or approval, breach, violation, loss of benefit or default under any contract of Parent or Purchaser, in each case, as a result of the execution and delivery by Parent and Purchaser of the Merger Agreement and completion by Parent and Purchaser of the Offer and the Merger;

•	the consents, filings and approvals required by governmental entities in connection with the Offer and the Merger;

•	legal proceedings pending or threatened involving Parent and its subsidiaries;

•	the accuracy of information supplied by Parent and Purchaser that is contained in this Offer to Purchase and the Schedule 14D-9;

•	the ownership of Shares by Parent, Purchaser or any subsidiary of Parent;

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the sufficiency of the funds that Parent and Purchaser have, or will have access to, to fund the transactions contemplated by the Merger Agreement and the validity and enforceability of the Equity Commitment Letter executed by CLP Fund V in favor of Parent and/or Purchaser;

•	the ownership of Purchaser; and

•	financial advisor’s fees related to the Offer and the Merger.

None of the representations and warranties in the Merger Agreement will survive the completion of the Merger.

Conduct of Business Pending the Merger

Certain covenants in the Merger Agreement restrict the conduct of Synacor’s business between the date of the Merger Agreement and the Effective Time. Except (i) as expressly required under the Merger Agreement, (ii) as set forth in Synacor’s confidential disclosures to Parent, (iii) as required by applicable law or (iv) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), from the date of the Merger Agreement until the earlier of the Effective Time or termination of the Merger Agreement, Synacor will and will cause each of its subsidiaries to conduct its operations only in the ordinary course of business in a manner consistent with past practice (except as otherwise required by the Merger Agreement or required or recommended by any governmental entity to mitigate, or attempt to mitigate, health and safety risks associated with COVID-19), and use its commercially reasonable efforts to keep available the services of the current officers, employees and consultants of Synacor and each of its subsidiaries and to preserve the goodwill and current relationships of Synacor and each of its subsidiaries with customers, suppliers and other persons with which Synacor or any of its subsidiaries has business relations and maintain and preserve intact its current operations and material assets. Except (i) as expressly required or permitted under the Merger Agreement, (ii) as set forth in Synacor’s confidential disclosures to Parent, (iii) as required by applicable law or (iv) with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), from the date of the Merger Agreement until the earlier of the Effective Time or termination of the Merger Agreement, Synacor will not, and will not permit its subsidiaries to:

•	amend its certificate of incorporation or bylaws (or equivalent organizational or governing documents) (including my merger, consolidation or otherwise);

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issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of (or other equity interests in) Synacor or any of its subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities of Synacor or any of its subsidiaries, other than the issuance of Shares upon the exercise of Company Options or the settlement of Company RSUs or Company PSUs outstanding as of the date of the Merger Agreement in accordance with their terms;

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sell, pledge, dispose of, transfer, lease, license, guarantee or encumber any property or assets of Synacor or any of its subsidiaries (other than intellectual property), except (i) pursuant to the express terms of any material contract of Synacor in effect as of the date of the Merger Agreement, (ii) the sale or disposition of property or assets with a fair market value not in excess of $250,000 individually or $500,000 in the aggregate, (iii) the sale of inventory in the ordinary course of business consistent with past practice, or (iv) the sale or license of Synacor products or services in the ordinary course of business consistent with past practice;

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sell, assign, pledge, transfer, license, abandon or otherwise dispose of any intellectual property of Synacor or its subsidiaries except (i) the abandonment, in the ordinary course of business, of intellectual property owned by Synacor that in Synacor’s reasonable business judgment is no longer used or useful in the business of Synacor and its subsidiaries and is no longer commercially practicable to maintain, (ii) the non-exclusive licensing or sublicensing of intellectual property owned by Synacor to affiliates, customers, distributors and customers in the ordinary course of business consistent with past practice, and (iii) the expiration of registered intellectual property at the end of its scheduled term;

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declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or any combination thereof) with respect to Synacor’s or any of its subsidiaries’ capital stock

(or other equity interests), other than dividends paid by any wholly-owned subsidiary of Synacor to Synacor or another wholly-owned subsidiary of Synacor;

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reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any shares of capital stock or other equity interests of Synacor or any of its subsidiaries, except with respect to (i) any wholly-owned subsidiary of Synacor, (ii) the acceptance Shares as payment for the exercise price of Company Options or for withholding taxes incurred in connection with the exercise of Company Options or the settlement of Company RSUs or Company PSUs, in each case in accordance with past practice and the terms of the applicable Synacor equity plan and applicable award agreement(s), or (iii) the forfeiture of unvested Company Options, Company RSUs or Company PSUs upon termination of service;

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merge or consolidate Synacor or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Synacor or any of its subsidiaries, except with respect to any wholly-owned subsidiary of Synacor;

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acquire (including by merger, consolidation or acquisition of stock or assets) any person (or any business line or division thereof) or assets, other than (i) acquisitions of inventory, raw materials and other property in the ordinary course of business and (ii) any other acquisitions with a purchase price of less than $500,000 in the aggregate;

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incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly-owned subsidiary of Synacor) for borrowed money, except for (i) in connection with refinancings of existing indebtedness on terms no less favorable to Synacor (and in an aggregate principal amount not in excess of) than such existing indebtedness, (ii) borrowings under Synacor’s existing credit facilities or issuances of commercial paper for working capital and general corporate purposes in the ordinary course of business and (iii) indebtedness not to exceed $500,000 in the aggregate;

•	make any loans, advances or capital contributions to, or investments in, any other person (other than any wholly-owned subsidiary of Synacor in excess of $500,000 in the aggregate;

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terminate, cancel or renew, or agree to any material amendment to or waiver under any material contract of Synacor, or enter into or amend any contract that would be a material contract if existing on the date of the Merger Agreement, in each case other than in the ordinary course of business;

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make any capital expenditure in excess of Synacor’s capital expenditure budget as disclosed to Parent prior to the date of the Merger Agreement, other than capital expenditures that are not, in the aggregate, in excess of $1,000,000;

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except to the extent required by applicable law, the existing terms of any benefit plans, compensation plans or arrangements of Synacor disclosed to Parent in effect as of the date of the Merger Agreement or as otherwise disclosed by Synacor to Parent, (i) increase the compensation or benefits payable to or to become payable to any service provider (as defined in the Merger Agreement), other than annual merit increases in annual base salary or base rate of pay for employees, in each case, in the ordinary course of business; (ii) amend any benefit plans, compensation plans or arrangements (other than any administrative amendment that could not reasonably be expected to result in a material additional cost to Synacor or its affiliates, or obligate Synacor or its affiliates to maintain such plans or arrangements beyond the one year anniversary of the closing of the Merger, or establish, adopt or enter into any new arrangement that if in effect on the date of the Merger Agreement would be a benefit plan, compensation plan or arrangement of Synacor (for the avoidance of doubt, including, any employment, severance, change in control, retention, bonus guarantee or similar agreement or arrangement); (iii) take any action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any benefit plans, compensation plans or arrangements (including funding any grantor trust); (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation (other than annual bonuses payable in the ordinary course of business during the first quarter of Synacor’s fiscal year); (v) grant any equity-based or equity-linked awards; (vi) enter into any collective bargaining agreement, or any works council, labor union or similar agreement or arrangement; (vii) hire any employee or engage any individual independent contractor, other than to fill a position that is open as of the date of the Merger Agreement or that becomes open in the ordinary course of business after the date of the Merger Agreement due to the termination or resignation of an employee or individual independent contractor (provided that the annual salary or wage rate or consulting fee paid to such new employee or contractor shall not be materially greater than the market annual salary or wage rate or consulting fee paid with respect to such position (and, with respect to such positions that become open in the ordinary course of business due to the termination or resignation of such employee or contractor, as of immediately prior to the termination of the preceding employee or contractor), and provided further that the annual salary or wage rate or consulting fee paid to such new employee or contractor shall not be materially greater than the annual salary or wage rate or consulting fee as was paid to such employee or contractor who was terminated or resigned); (viii) terminate the employment (other than for cause) of any officer or any service provider with annual base salary or other payment in excess of $250,000; or (ix) promote any officers or employees, except for a promotion of any employee that is in the ordinary course of business and prior notice of which is provided to Parent;

•	make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a governmental entity;

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compromise, settle or agree to settle any proceeding, other than compromises, settlements or agreements of proceedings (excluding transaction litigation) in the ordinary course of business that involve only the payment of monetary damages not in excess of $250,000 individually or $500,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, Synacor or any of its subsidiaries;

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(i) make, change or revoke any material tax election, (ii) change any of its methods of reporting income or deductions for tax purposes (or file a request to make any such change), (iii) settle or compromise any material tax liability, claim, audit or dispute, (iv) surrender any right to claim a material tax refund, (v) file any amended tax return with respect to any tax, (vi) enter into any tax allocation, sharing, indemnity or closing agreement (other than any such agreement entered into in the ordinary course of business the principal purpose of which is unrelated to tax), or (vii) waive or extend the statute of limitations with respect to any tax other than pursuant to extensions of time to file tax returns obtained in the ordinary course of business;

•	enter into any new line of business or materially alter any existing line of business, other than in the ordinary course of business;

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voluntarily cancel, terminate or fail to renew (in a form and amount consistent with past practice) any material insurance policies covering Synacor, any of its subsidiaries or any of their respective businesses, assets or properties; or

•	authorize or enter into any contract or otherwise make any legally-binding commitment to do any of the foregoing.

No Solicitation of Other Offers; Change of Board Recommendation

From the date of the Merger Agreement until the Effective Time, Synacor will, and will cause its subsidiaries and direct its representatives to, immediately cease and cause to be terminated any discussions or negotiations with any third parties conducted prior to the date of the Merger Agreement with respect to an Acquisition Proposal (as defined below). Except as expressly permitted by the Merger Agreement, from and after the date of the Merger Agreement, until the Effective Time, or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, Synacor has agreed not to, and to cause its subsidiaries and direct its and their subsidiaries’ respective representatives not to, on behalf of Synacor:

•	initiate, solicit, facilitate or knowingly encourage any Acquisition Proposal or the making or submission thereof;

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engage in, continue or otherwise participate in any discussions or negotiations with a third party regarding any Acquisition Proposal (other than to inform any third party of the existence of the provisions contained in the Merger Agreement); or

•	furnish or provide any non-public information in connection with any Acquisition Proposal.

Except as expressly permitted by the Merger Agreement and described below, from the date of the Merger Agreement until the Effective Time, neither the Board nor any committee thereof will:

•	adopt, approve, recommend or publicly propose to adopt, approve or recommend any Acquisition Proposal;

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withdraw, change, qualify, withhold or modify, or publicly propose to do any of the foregoing, in a manner adverse to Parent or Purchaser, the Board’s recommendation with respect to the Offer and the Merger (the “Board Recommendation”);

•	fail to include the Board Recommendation in the Schedule 14D-9;

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in the event a tender offer that constitutes an Acquisition Proposal subject to Regulation 14D under the Exchange Act is commenced, fail to recommend against such Acquisition Proposal in any solicitation or recommendation statement made on Schedule 14D-9 within ten business days of such commencement;

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approve, authorize or cause or permit Synacor or any of its subsidiaries to enter into any Merger Agreement, acquisition agreement, letter of intent, memorandum of understanding or other similar agreement (other than an acceptable confidentiality agreement) relating to any Acquisition Proposal; or

•	resolve or agree to do any of the foregoing.

The actions described in the foregoing bullet points are referred to as a “Change of Board Recommendation.”

If at any time following the date of the Merger Agreement and prior to the Acceptance Time (i) Synacor has received a bona fide written Acquisition Proposal from a third party, (ii) Synacor has not breached the no solicitation provisions of the Merger Agreement with respect to such Acquisition Proposal and (iii) the Board (or a duly authorized committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel, based on information then available) that such Acquisition Proposal constitutes (or could reasonably be expected to lead to) a Superior Proposal and determines, after consultation with its outside legal counsel, that its failure to take such action would be inconsistent with its fiduciary duties under applicable law, then Synacor may (a) furnish information with respect to Synacor and its subsidiaries to the third party making such Acquisition Proposal, its representatives and potential sources of financing pursuant to an acceptable confidentiality agreement or confidentiality agreements entered into during the six-month period prior to the date of the Merger Agreement with a prior Acquisition Proposal involving Synacor and (b) participate in discussions or negotiations with such third party regarding such Acquisition Proposal; provided, however, that any such non-public information concerning Synacor or its subsidiaries provided or made available to any third party will be provided or made available to Parent or Purchaser (to the extent it has not been provided or made available already), as promptly as reasonably practicable (and in no event later than 24 hours) after it is provided or made available to such third party.

Synacor agrees to promptly (and in any event within one business day) notify Parent in writing of the receipt of any Acquisition Proposal, which notice will identify the third party making such Acquisition Proposal and include a copy of such Acquisition Proposal (or, where such Acquisition Proposal was not submitted in writing, a reasonably detailed written description of such Acquisition Proposal, including its material terms and conditions), except (and solely to the extent) such notification and/or disclosure is prohibited by the terms of a confidentiality agreement to which Synacor is a party as of the date of the Merger Agreement), in which case the notice will include a redacted copy of such Acquisition Proposal identifying the purchase price and form of consideration of the Acquisition Proposal (or, where such Acquisition Proposal was not submitted in writing, a reasonably detailed written description of such Acquisition Proposal including the purchase price and form of consideration of such Acquisition Proposal). Without limiting the foregoing, Synacor will keep Parent promptly informed (and in any event within one business day) in all material respects of the status of, and any material communications relating to, such Acquisition Proposal (including any change in the price or other material terms thereof). Synacor will not terminate, amend, modify, waive or fail to enforce any provision of any “standstill” or similar obligation of any person unless the Synacor Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law; provided, that Synacor promptly (and in any event within one business day) advises Parent that it is taking such action and the identity of the persons with respect to which it is taking such action.

If (i) Synacor has received a bona fide written Acquisition Proposal that the Synacor Board (or any duly authorized committee thereof) determines in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal, which did not result from a material breach of the non-solicitation provision in the Merger Agreement, or (ii) an Intervening Event (as defined below) occurs, the Synacor Board may, at any time prior to the Acceptance Time, effect a Change of Board Recommendation with respect to such Superior Proposal or Intervening Event, subject to the requirements of the Merger Agreement. Synacor, however, is not entitled to effect a Change of Board Recommendation unless:

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the Synacor Board determined in good faith, after consultation with its outside legal counsel, that the failure to make such a Change of Board Recommendation in response to the receipt of such Superior Proposal or the occurrence of such Intervening Event would be inconsistent with its fiduciary duties under applicable law;

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Synacor provided to Parent at least three business days’ prior written notice of its intention to take such actions, which notice specifies the basis for such Change of Board Recommendation, and if such Change of Board Recommendation relates to a Superior Proposal, the identity of the third party making such Superior Proposal, the material terms and conditions of such Superior Proposal, and includes a copy of the applicable acquisition agreement that is the definitive agreement for such Superior Proposal;

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during the three business day notice period described above, if requested by Parent, Synacor will have, and will have caused its representatives to have, engaged in good faith negotiations with Parent and its representatives regarding any amendments or modifications to the Merger Agreement proposed by Parent and intended to cause the relevant Acquisition Proposal or Intervening Event to no longer warrant a Change of Board Recommendation; and

•

at the end of such three business day notice period described above, the Synacor Board will have considered in good faith any proposed amendments or modifications to the Merger Agreement (including a change to the price terms thereof) and other agreements contemplated thereby that were offered by Parent by no later than 11:59 a.m., New York City time, on the last day of such three business day notice period, and will have determined in good faith, after consultation with its financial advisors and outside legal counsel, that (x) the Superior Proposal would continue to constitute a Superior Proposal if such amendments or modifications proposed by Parent were to be given effect and that failure to make a Change of Board Recommendation with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable law or (y) even if such amendments or modifications proposed by Parent were to be given effect, failure to make a Change of Board

Recommendation with respect to such Intervening Event would be inconsistent with its fiduciary duties under applicable law.

In the event of any change to the price terms or any other material revisions or amendments to the terms of such Superior Proposal or change to the circumstances related to the Intervening Event that is adverse to Synacor’s stockholders, Synacor is required to deliver a new written notice to Parent and to again comply with the requirements of the no solicitation provisions of the Merger Agreement with respect to such new written notice, and that in the case of such a new written notice, the notice period will be two business days.

The Synacor Board may (i) disclose to Synacor’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) make any disclosure to the stockholders of Synacor if the Synacor Board (or any duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel, that the failure to make such disclosure would breach, or would be inconsistent with, its fiduciary duties or violate applicable law. The issuance by Synacor or the Synacor Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or any factually accurate public statement that describes Synacor’s receipt of an Acquisition Proposal, that no position has been taken by the Synacor Board as to the advisability or desirability of such Acquisition Proposal and the operation of the Merger Agreement with respect thereto, will not constitute a Change of Board Recommendation.

Any violation of the restrictions set forth in the no solicitation provisions of the Merger Agreement by Synacor’s representatives will be deemed to be a breach of those provisions by Synacor.

As used herein:

•

“Acquisition Proposal” means any inquiry, offer or proposal from a third party concerning (A) a merger, consolidation, recapitalization, liquidation, dissolution, business combination transaction or similar transaction involving Synacor, as a result of which the owners of the equity interests of Synacor immediately prior to such event own less than 85% of the voting power of Synacor immediately following such event, (B) a sale, lease or other disposition by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of Synacor (including equity interests of any subsidiary of Synacor) or its subsidiaries representing 15% or more of the consolidated assets of Synacor and its subsidiaries, based on their fair market value as determined in good faith by the Synacor Board (or any duly authorized committee thereof), (C) an issuance or acquisition (including by way of merger, consolidation, business combination or share exchange) of equity interests representing 15% or more of the voting power of Synacor, or (D) any combination of the foregoing (in each case, other than the Offer and the Merger).

•

“Intervening Event” means a material event, fact, development, circumstance or occurrence occurring or arising after the date of the Merger Agreement that affects or would be reasonably likely to affect the business, assets of operations of Synacor or any of its subsidiaries that was not known to or reasonably foreseeable by the Synacor Board as of the date of the Merger Agreement and that becomes known by the Synacor Board after the date of the Merger Agreement and prior to the Acceptance Time.

•

“Superior Proposal” means a bona fide written Acquisition Proposal (except the references therein to “15%” shall be replaced by “50%”) that is not solicited or received in violation, or resulting from any breach, of the no solicitation provisions of the Merger Agreement and that the Synacor Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, taking into account such factors as the Synacor Board (or any duly authorized committee thereof) considers in good faith to be appropriate (including the conditionality, timing and likelihood of consummation of such proposals), is reasonably likely to be consummated in accordance with its terms and, if consummated, would be more favorable from a financial point of view to Synacor’s stockholders than the Offer and the Merger (taking in account any proposed amendments or modifications to the Merger Agreement and the other agreements contemplated thereby that may be offered by Parent).

Consents, Approvals and Filings

Synacor, Parent and Purchaser have each agreed, subject to the terms of the Merger Agreement, to use their reasonable best efforts to take, or cause to be taken, all actions necessary, proper or advisable to complete, as promptly as practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including using reasonable best efforts to:

•

obtain all consents, approvals or waivers from, or participate in other discussions or negotiations with, third parties, including under any material contract to which Synacor or Parent or any of their respective subsidiaries is party or by which such person or any of their respective properties or assets may be bound;

•

obtain all necessary actions or nonactions, waiting period expirations or terminations, waivers, consents, approvals, orders and authorizations from governmental entities (including those in connection with applicable competition laws), make all necessary registrations, declarations and filings with and take all steps as may be necessary to obtain an approval or waiver from, or to avoid any proceeding by, any governmental entity (including those in connection with applicable competition laws);

•

resist, contest or defend against any proceeding (including judicial or administrative proceedings) challenging the Offer, the Merger or the completion of the other transactions contemplated by the Merger Agreement, including seeking to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that is in effect and that could restrict, prevent or prohibit consummation of the Offer or the Merger; and

•

execute and deliver any additional instruments necessary to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement and fully to carry out the purposes of the Merger Agreement.

Subject to applicable law relating to the exchange of information, Synacor and Parent each have the right to review in advance all of the information relating to Synacor or Parent, as the case may be, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or governmental entity in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Subject to applicable law and the instructions of any governmental entity, Synacor and Parent will keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated by the Merger Agreement, including promptly furnishing the other with copies of notices or other written substantive communications received by Synacor, Parent or any of their respective subsidiaries, as the case may be, from any governmental entity or third party with respect to such transactions, and, to the extent practicable under the circumstances and acceptable to the relevant governmental entity, will provide the other party or its counsel with the opportunity to participate in any meeting with any governmental entity in respect of any substantive filing, investigation or other inquiry in connection with the transactions contemplated by the Merger Agreement. Additionally, Synacor and Parent agree to, and to cause their respective affiliates to, make or cause to be made all filings required under applicable competition laws as promptly as practicable and, in any event, within ten business days after the date of the Merger Agreement.

In connection with the receipt of any necessary approvals or clearances of a governmental entity, except as otherwise approved by Parent in its sole discretion, neither Parent nor any of its subsidiaries or affiliates shall be required, nor shall Synacor or any of its subsidiaries be permitted, to sell, hold separate or otherwise dispose of any of their respective assets or businesses, conduct their business in a specified manner, agree to any of the foregoing, or enter into or agree to enter into a voting trust arrangement, proxy arrangement, “hold separate” agreement or arrangement or similar agreement or arrangement with respect to, any assets of Parent or Synacor or their respective subsidiaries if doing so would reasonably be expected to result in a Company Material Adverse Effect.

Nothing contained in the Merger Agreement shall give Parent or Purchaser, directly or indirectly, the right to control or direct the operations of Synacor prior to the consummation of the Offer and the Merger. Further, notwithstanding anything to the contrary in the Merger Agreement, no consent of Parent will be required with respect to any matter set forth in the Merger Agreement to the extent that the requirement of such consent would violate any applicable law.

Continuing Employees; Employee Benefits

The Merger Agreement provides that, for a period of one year following the Effective Time, Parent will (i) provide or cause its subsidiaries, including the Surviving Corporation, to provide to each employee of Synacor and its subsidiaries immediately prior to the Effective Time who remains employed by Parent or its subsidiaries (including the Surviving Corporation) following the Effective Time (each, a “Continuing Employee”) a base salary or wage rate (as applicable), annual bonus opportunity and severance benefits that are no less favorable than the base salary or wage rate (as applicable), annual bonus opportunity and severance benefits provided to such Continuing Employee immediately prior to the Effective Time and (ii) use reasonable commercial efforts to maintain those employee benefits (excluding equity or equity-linked compensation and excluding benefits provided pursuant to any defined benefit person plan) provided to each Continuing Employee immediately prior to the Effective Time. If the Surviving Corporation is unable to maintain any of the foregoing benefit plans, then Parent will provide or cause its subsidiaries, including the Surviving Corporation, to provide benefits to each Continuing Employee that are, taken as a whole, at least as favorable in the aggregate as to the discontinued employee benefits provided to such Continuing Employee immediately prior to the Effective Time.

The Merger Agreement also provides that with respect to the benefit plans maintained by Parent or any of its subsidiaries, including the Surviving Corporation, for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, each Continuing Employee’s service with Synacor or any of its subsidiaries, as reflected in Synacor’s records, will be treated as service with Parent or any of its subsidiaries, including the Surviving Corporation where length of service is relevant, in any case, to the same extent as such Continuing Employee was entitled prior to the Effective Time under any similar Synacor benefit plan, provided that such prior service credit shall not be recognized or credited (i) to the extent that it results in a duplication of coverage or benefits, (ii) with respect to a newly established plan for which prior service is not taken into account, or (iii) if it results in benefit accruals with respect to any defined benefit pension plan. The Merger Agreement also provides that Parent will, or will cause its subsidiaries (including the Surviving Corporation) to, take reasonable best efforts to (x) waive or cause to be waived any pre-existing condition limitations, exclusions, evidence of insurability, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Synacor plan immediately prior to the Effective Time, and (y) recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and his or her eligible dependents) will be eligible to participate from and after the Effective Time.

Following the Effective Time, and in addition to the benefits described in this section, Parent will provide, or cause its subsidiaries to provide, to key Continuing Employees (i) a substantial performance-driven cash bonus program and (ii) a long-term incentive program based on Synacor’s financial performance and value appreciation.

Directors’ and Officers’ Indemnification and Insurance

Under the Merger Agreement, beginning at the Effective Time, Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless, and shall advance expenses as incurred (provided that the Indemnitee (as defined below) to whom expenses are advanced provides an undertaking to repay such amounts if it is ultimately determined by a court of competent jurisdiction that such Indemnitee is not entitled to indemnification for such matter under applicable law), to the extent provided in (i) Synacor’s charter or bylaws or similar organizational documents of any of its subsidiaries in effect as of the date of the Merger Agreement and (ii) any indemnification contract of Synacor or any of its subsidiaries in effect as of the date of the Merger Agreement, each present and former director and officer of Synacor and its subsidiaries and each of their respective employees who serves as a fiduciary of a Company Benefit Plan (in each case, when acting in such capacity) (each, an “Indemnitee”) against any costs or expenses (including reasonable attorneys’ fees), judgments, settlements, fines, losses, claims, damages or liabilities incurred in connection with any proceeding or investigation, whether civil or criminal, administrative or investigative, arising out of or pertaining to any action or omission by such Indemnitee relating to their position with Synacor or its subsidiaries, occurring at or prior to the Effective Time, including in connection with the Merger Agreement or the Offer or the Merger.

Under the Merger Agreement, Parent agrees that all rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the Effective Time (including in connection with the Merger Agreement or the Offer or the Merger) existing as of the Effective Time in favor of an Indemnitee as provided in (i) Synacor’s charter or bylaws or similar organizational documents any of its subsidiaries in effect as of the date of the Merger Agreement and (ii) any indemnification contract of Synacor or its subsidiaries in effect as of the date of the Merger Agreement, shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of no less than six years from the Effective Time, Parent will cause the Surviving Corporation to maintain in effect the exculpation, indemnification and advancement of expenses provisions in favor of an Indemnitee as provided in (i) Synacor’s charter and bylaws or similar organizational documents in effect as the date of the Merger Agreement and (ii) any indemnification contract of Synacor or its subsidiaries in effect as of the date of the Merger Agreement with any Indemnitee, and will not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were Indemnitees; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such proceeding or claim.

The Merger Agreement provides that, for six years after the Effective Time, Parent will maintain for the benefit of those persons that are directors and officers of Synacor as of the date of the Merger Agreement and as of the closing date of the Merger, directors’ and officers’ insurance and fiduciary liability insurance that provides coverage for events occurring prior to the closing date of the Merger, that is substantially equivalent to and in any event not less favorable in the aggregate than the existing directors’ and officers’ insurance and fiduciary liability insurance policy of Synacor, or, if substantially equivalent insurance coverage is unavailable, the best available coverage then available, provided, however, that Parent will not be required to pay an annual premium for the insurance in excess of 250% of the last annual premium paid by Synacor prior to the date of the Merger Agreement. The foregoing requirement to maintain insurance will be deemed to have been satisfied if prepaid “tail” policies have been obtained by Synacor prior to the Effective Time, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Merger Agreement or the transactions contemplated thereunder, and Synacor shall use its reasonable best efforts to purchase such prepaid “tail” policies prior to the Effective Time.

In the event that either Parent or the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each case, Parent will, and will cause the Surviving Corporation to, cause proper provisions to be made so that the successor or assign will expressly assume the obligations set forth in the Merger Agreement.

Rule 14d-10 Matters

Prior to the closing of the Offer, Synacor (acting through the Synacor Board or a committee thereof) will take all steps as may be required to cause each agreement, arrangement or understanding entered into by Synacor or any of its subsidiaries on or after the date of the Merger Agreement and prior to the Effective Time with any of its officers, directors or employees pursuant to which consideration is paid to such officer, director or employee to be approved as an “employee compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act. The interests of Synacor’s directors and executive officers are set forth on the Schedule 14D-9 filed on the date hereof by Synacor in connection with the Offer. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9.

Litigation Relating to the Merger

The Merger Agreement requires Synacor to give Parent the reasonable opportunity to participate in the defense or settlement of any stockholder litigation against Synacor and/or its directors and officers relating to the transactions contemplated by the Merger Agreement, including the Offer and the Merger. No settlement may be agreed to without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed. Synacor has agreed to promptly notify Parent of any transaction litigation and keep Parent reasonably and promptly informed with respect to the status thereof.

Stock Exchange Delisting and Deregistration

The Shares are registered as a class of equity securities under the Exchange Act and are quoted on Nasdaq under the symbol “SYNC.” As a result of the Merger, Synacor will become an indirect wholly-owned subsidiary of Parent, with no public market for the Shares. The Surviving Corporation will cause Synacor’s securities to be delisted from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time, after which time Synacor will no longer be required to file periodic reports with the SEC.

Financing Commitment

To the extent necessary to consummate the Offer and the Merger, Parent and Purchaser, as applicable, shall use, and shall cause their subsidiaries to use, their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Equity Financing on the terms and as described in the Equity Commitment Letter, including executing and delivering all such documents and instruments as may be reasonably required thereunder and using (and causing its subsidiaries to use) their respective reasonable best efforts to: (i) comply with and maintain in effect the Equity Financing and the Equity Commitment Letter; (ii) satisfy, or direct their respective representatives to satisfy, as promptly as practicable and on a timely basis, all conditions to the Equity Financing contemplated by the Equity Commitment Letter that are within its reasonable control; (iii) comply with its obligations under the Equity Commitment Letter to the extent the failure to comply with such obligations would adversely impact the amount or timing of the Equity Financing or the availability of the Equity Financing prior to the Acceptance Time; and (iv) enforce its rights under the Equity Commitment Letters to the extent that the failure to enforce would adversely impact the amount or timing of the Equity Financing or the availability of the Equity Financing at the Acceptance Time. Parent and Purchaser, as applicable, shall not agree to or permit any amendment, supplement, termination, modification or replacement of, or grant any waiver of, any condition, remedy or other provision under any Equity Commitment Letter that would adversely impact the amount or timing of the Equity Financing or the availability of the Equity Financing prior to the Acceptance Time, without the prior written consent of Synacor.

Conditions to Closing the Merger

The respective obligations of Parent, Purchaser and Synacor to consummate the Merger are subject to the satisfaction (or waiver, if permissible under law) at or prior to the Effective Time of each of the following conditions:

•	Purchaser must have irrevocably accepted for payment all Shares validly tendered and not withdrawn in the Offer; and

•

the consummation of the Merger must not be restrained, enjoined or prohibited by any order (whether temporary, preliminary or permanent) of any Governmental Entity and there must not be in effect any law enacted or promulgated by any governmental entity that prevents or makes illegal the consummation of the Merger.

For a description of the Offer Conditions, see Section 14—“Conditions of the Offer.”

Termination of the Merger Agreement

In general, the Merger Agreement may be terminated, and the Offer may be abandoned, at any time prior to the Effective Time in only the following ways:

•	By mutual written consent of Parent and Synacor.

•	By either Parent or Synacor if:

•

the Offer (as it may have been extended pursuant to the terms of the Merger Agreement) expires as a result of the non-satisfaction of any condition to or requirement of the Offer described in Section 14—“Conditions to the Offer” in a circumstance where Purchaser has no further obligation to extend the Offer pursuant to the Merger Agreement; except that the right to terminate the Merger Agreement in this way will not be available to any party whose breach of the Merger Agreement has been the primary cause of or primarily resulted in the non-satisfaction of any condition to or requirement of the Offer described in Section 14—“Conditions to the Offer” ;

•

any governmental entity of competent jurisdiction shall have issued an order that permanently restrains, enjoins or otherwise prohibits (i) prior to the Acceptance Time, the acceptance for payment of, or payment for, Shares pursuant to the Offer or (ii) prior to the Effective Time, the consummation of the Merger, and the order became final and non-appealable, or any law enacted or promulgated by any governmental entity of competent jurisdiction is in effect that prevents or makes illegal the consummation of the Offer or the Merger, provided that the right to terminate the Merger Agreement in this way will not be available to a party if the issuance of, or failure to resolve or have vacated or lifted, such order or the enactment or promulgation of such law was primarily due to a breach by such party of any of its covenants or agreements under the Merger Agreement; or

•

the Acceptance Time has not occurred on or before the Outside Date; provided that neither Synacor nor Parent may terminate the Merger Agreement in this way if it is in breach of the Merger Agreement and such breach has primarily caused or resulted in the failure of the Acceptance Time to have occurred prior to the Outside Date.

•	By Synacor if:

•

Synacor decides to enter into an acquisition agreement with respect to a Superior Proposal in accordance with the Merger Agreement (discussed above under the captions “—No Solicitation of Other Offers; Change of Board Recommendation ”);

•	at any time prior to the Acceptance Time, (i) there has been a breach by Parent or Purchaser of any of its representations, warranties, covenants or agreements contained in the Merger

Agreement that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect (as defined in the Merger Agreement), (ii) Synacor has delivered to Parent written notice of such breach and (iii) such breach is not capable of cure prior to the Outside Date or at least 30 days have elapsed since the date of delivery of such written notice to Parent and such breach has not been cured; provided, however, that Synacor may not terminate the Merger Agreement in this way if Synacor is then in material breach of its representations, warranties, covenants or agreements contained in the Merger Agreement;

•	Purchaser fails to commence the Offer in violation of the Merger Agreement;

•	Purchaser has terminated the Offer prior to the Expiration Date (as such Expiration Date may be extended and re-extended in accordance with the Merger Agreement); or

•

all of the conditions to the Offer have been satisfied or waived as of immediately prior to the Expiration Date and the Acceptance Time has not occurred within two (2) business days following the Expiration Date.

•	By Parent if:

•	the Synacor Board has made a Change of Board Recommendation;

•

Synacor has breached the no solicitation provisions of the Merger Agreement (discussed above under the captions “—No Solicitation of Other Offers; Change of Board Recommendation”) in any material respect; or

•

at any time prior to the Acceptance Time, if: (i) there has been a breach by Synacor of its representations, warranties, covenants or agreements contained in the Merger Agreement, in each case, such that any condition to the Offer relating to (a) the truthfulness and correctness of certain of Synacor’s representations and warranties in the Merger Agreement or (b) Synacor’s performance of and compliance with, in all material respects, the covenants and agreements required to be performed or complied with by Synacor under the Merger Agreement is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent has delivered to Synacor written notice of such breach and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions described in clause (i) above prior to the Outside Date or at least 30 days shall have elapsed since the date of delivery of such written notice to Synacor and such breach shall not have been cured; provided, however, that Parent shall not be permitted to terminate the Merger Agreement in this way if Parent or Purchaser is then in material breach of its representations, warranties, covenants or agreements contained in the Merger Agreement.

In the event that the Merger Agreement is terminated pursuant to the termination rights above, written notice of the termination must be given to the other party or parties, specifying the provisions of the Merger Agreement under which such termination is made and the basis therefor described in reasonable detail, and the Merger Agreement will become void and of no effect. However, nothing shall relieve any party from liabilities or damages incurred or suffered as a result of a willful and material breach of any representations, warranties, covenants or other agreements set forth in the Merger Agreement prior to termination.

Termination Fees and Remedies

The Merger Agreement contains certain termination rights for Synacor and Parent. Upon valid termination of the Merger Agreement under specified circumstances, Synacor will be required to pay Parent a termination fee of $3,500,000. Specifically, this termination fee will be payable by Synacor to Parent if the Merger Agreement is terminated:

•	By Parent, because the Synacor Board has made a Change of Board Recommendation;

•

By Parent, because Synacor has breached the no solicitation provisions of the Merger Agreement; (discussed above under the captions “—No Solicitation of Other Offers; Change of Board Recommendation”) in any material respect;

•

By Synacor in order to enter into an acquisition agreement with respect to a Superior Proposal (discussed above under the caption “—No Solicitation of Other Offers; Change of Board Recommendation”); or

•

By Synacor or Parent if (1) (a) the Offer expires as a result of the non-satisfaction of any condition to or requirement of the Offer in a circumstance where Purchaser has no further obligation to extend the Offer, or (b) the Acceptance Time has not occurred on or before to the Outside Date, (2) an Acquisition Proposal has been announced publicly or made to Synacor after the date of the Merger Agreement and has not been withdrawn prior to the termination of the Merger Agreement; and (c) Synacor enters into a definitive agreement for an Acquisition Proposal (that is later consummated) or consummates an Acquisition Proposal within twelve (12) months after the termination of the Merger Agreement.

Synacor is not required to pay to Parent the termination fee on more than one occasion. Parent’s receipt of the termination fee payable by Synacor to the extent owed (plus, if applicable, any enforcement costs) is the sole and exclusive monetary remedy of Parent, Purchaser and CLP Fund V and their respective affiliates.

Pursuant to the Merger Agreement, the parties are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to specific performance as to its terms (without any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief) and the parties will waive, in any action for specific performance, the defense of adequacy of a remedy at law. Synacor’s or Parent’s pursuit of specific performance shall not preclude such party from the right to pursue any other right or remedy to which such party may be entitled; provided, that under no circumstances shall Parent or Purchaser be permitted or entitled to receive both a grant of specific performance of the obligation to close the Offer, the Merger and the other transactions contemplated by the Merger Agreement and any money damages, including all or any portion of the Synacor termination fee of $3,500,000.

Fees and Expenses

Except as otherwise provided in the Merger Agreement, including as described under “—Expense Reimbursement” above, all fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement will be paid by the party incurring such fees or expenses, provided that Parent will bear the filing fees under any applicable competition laws.

No Third Party Beneficiaries

The Merger Agreement is binding upon and inure solely to the benefit of Synacor, Parent and Purchaser and their respective successors and permitted assigns. The Merger Agreement is not intended to and will not confer any rights, benefits or remedies upon any person other than Synacor, Parent and Purchaser and their respective successors and permitted assigns and with respect to the requirement that Parent provide specified director and officer indemnification (as described in “—Directors’ and Officers’ Indemnification and Insurance” above).

Amendments; Waivers

The Merger Agreement may be amended by a written instrument signed by each of the parties to the Merger Agreement by action taken by or on behalf of their respective boards of directors at any time before the Effective Time. At any time prior to the Effective Time, Parent and Purchaser, on the one hand, and Synacor, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive any breach of the representations and warranties of the other contained in the Merger Agreement or in any document delivered pursuant thereto or (iii) waive compliance by the other with any of the agreements or covenants contained in the Merger Agreement. Such extensions and waivers must be made in a written instrument signed by the party or parties to be bound thereby.

Governing Law and Venue

The Merger Agreement is governed by Delaware law. The venue for disputes relating to the transactions contemplated by the Merger Agreement and the guarantee is the Court of Chancery of the State of Delaware or, if such court does not have jurisdiction, any Delaware State court, or Federal court of the United States of America, sitting in Delaware, and any appellate court from any thereof.

Waiver of Jury Trial

Each of the parties irrevocably and unconditionally waived any right to trial by jury in respect of any proceeding directly or indirectly arising out of or relating to the Merger Agreement and any of the agreements delivered in connection therewith or the transactions contemplated thereby.

Offer Conditions

The conditions of the Offer are described in Section 14—“Conditions of the Offer.”

Other Agreements

Tender and Support Agreement

The following description of the material provisions of the Tender and Support Agreement (as defined below) is only a summary and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is incorporated by reference into the Schedule TO as Exhibit (d)(2). Stockholders and other interested parties should read the Tender and Support Agreement in its entirety for a more complete description of the provisions summarized below.

Simultaneously with the execution and delivery of the Merger Agreement, Purchaser, HoldCo and certain key stockholders of Synacor (consisting of funds associated with Pacven Walden Management Co., Ltd. and 180 Degree Capital Corp.) (such stockholders collectively referred to as the “Supporting Stockholders”) entered into a Tender and Support Agreement (the “Tender and Support Agreement”). Collectively, as of February 10, 2021, the persons signing the Tender and Support Agreement beneficially owned an aggregate of approximately 17.4% of the issued and outstanding Shares.

The Tender and Support Agreement provides that, no later than fifteen (15) business days after the commencement of the Offer and the documents related thereto being made publicly available, the Supporting Stockholders will tender into the Offer, and not withdraw, all outstanding Shares the Supporting Stockholders beneficially own as of the date of the Tender and Support Agreement or that the Supporting Stockholders acquire beneficial ownership of after such date (collectively the “Subject Shares”).

During the period from February 10, 2021 until the earliest to occur of (a) the Effective Time, (b) the termination or withdrawal of the Offer by Parent or Purchaser and (c) the termination of the Merger Agreement pursuant to and in compliance with the terms therein (such period, the “Support Period”), the Supporting Stockholders have irrevocably and unconditionally agreed, in connection with any meeting (whether annual or special and each adjourned or postponed meeting) of stockholders of Synacor, or any action by written consent, to (i) appear at such meeting or otherwise cause all of its Subject Shares, which it beneficially owns as of the applicable record date, to be counted as present at the meeting for purposes of calculating a quorum and (ii) vote or cause to be voted (including by proxy or written consent, if applicable) all such Subject Shares (A) against any action, proposal, transaction or agreement in favor of an Acquisition Proposal, including a Superior Proposal, without regard to the terns of such Acquisition Proposal or Superior Proposal, (B) against any material change in the capitalization of Synacor or any of its subsidiaries, or the corporate structure of Synacor or any of its subsidiaries, and (C) against any action, proposal, transaction or agreement that is intended, or would reasonably be likely to prevent, materially impede, materially delay or otherwise materially and adversely affect Synacor’s, Parent’s or Purchaser’s ability to timely consummate the transactions contemplated by the Merger Agreement, including the Merger.

During the Support Period, the Supporting Stockholders have further agreed not to, absent the prior written consent of Parent (which consent may be granted or withheld in Parent’s sole discretion), directly or indirectly, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of applicable law or otherwise) (a “Transfer”), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding providing for the Transfer of any Subject Shares (or any rights attached thereto, or any economic interests therein), or (ii) agree (whether or not in writing) to take any of the actions prohibited by the foregoing clause (i). The restrictions on Transfer are subject to certain customary exceptions.

Each Supporting Stockholder has also agreed that, except for the Tender and Support Agreement, it will not (a) deposit any of such Supporting Stockholder’s Subject Shares into a voting trust or enter into at any time while the Tender and Support Agreement remains in effect any voting agreement or voting trust with respect to the Subject Shares and (b) not grant at any time while the Tender and Support Agreement remains in effect a proxy, consent or power of attorney with respect to the Subject Shares.

The Tender and Support Agreement will terminate upon termination of the Merger Agreement and certain other specified events.

Confidentiality Agreement

The following summary of the material provisions of the Confidentiality Agreement (as defined below) is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (d)(4) to the Schedule TO and is incorporated herein by reference. Stockholders and other interested parties should read the confidentiality agreement in its entirety for a more complete description of the provisions summarized below.

Centre Lane Partners, LLC, an affiliate of Parent and Purchaser, and Synacor entered into a confidentiality agreement on September 8, 2020 (the “Confidentiality Agreement”). Pursuant to the terms of the Confidentiality Agreement, Centre Lane Partners, LLC agreed to use the confidential information of Synacor solely for the limited purposes of evaluating and/or performing the proposed business transaction and not to disclose such confidential information to any third party without the written consent of Synacor (other than to certain affiliates and representatives of Centre Lane Partners, LLC that would use such information solely for the purposes of evaluating and/or performing the proposed business transaction).

In addition, pursuant to the terms of the Confidentiality Agreement, Centre Lane Partners, LLC agreed, among other things, to “standstill” provisions for the benefit of Synacor. The “standstill” provisions prohibit Centre Lane Partners, LLC from, unless invited or consented to by Synacor in writing, (i) acquiring, agreeing to acquire or making any public proposal to acquire any of Synacor’s voting securities or assets, (ii) proposing publicly to enter into any merger or acquisition transaction or other business combination with Synacor, (iii) making or participating in, directly or indirectly, the solicitation of proxies (as defined under the Exchange Act) to vote, or publicly seek to advise or influence any person or entity with respect to the voting of any voting securities of Synacor, or (iv) forming, joining or in any way participating in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of Synacor. The “standstill” provisions expire on the earlier of twelve (12) months after the date of the Confidentiality Agreement and the occurrence of a significant event (as defined in the Confidentiality Agreement). For the purposes of the Confidentiality Agreement, a significant event includes Synacor’s public disclosure of its intent to enter into a merger, sale or other business combination transaction approved by the Synacor Board resulting in 50% or more of the outstanding shares of its common stock to be owned by persons other than the current holders of such shares or which would result in all or a substantial portion of Synacor’s assets being sold to any person or group.

14. Conditions of the Offer

Notwithstanding any other provisions of the Offer and subject to the provisions of the Merger Agreement and applicable law, Purchaser will not be required to (and Parent will not be required to cause Purchaser to) accept for payment any validly tendered (and not validly withdrawn) Shares if (i) the Minimum Condition has not been satisfied at 12:00 midnight, New York City Time, on the Expiration Date, (ii) the Merger Agreement has been terminated in accordance with its terms, (iii) any applicable waiting period, together with any extensions thereof, under any applicable competition laws have not expired or been terminated, or (iv) any of the following events, conditions, state of facts or developments exists or has occurred and is continuing at 12:00 midnight, New York City time, on the Expiration Date:

•

the consummation of the Offer or the Merger is restrained, enjoined or prohibited by any order (whether temporary, preliminary or permanent) of any governmental entity, or there is in effect any law enacted or promulgated by any governmental entity that prevents or makes illegal the completion of the Offer or the Merger;

•

any representation and warranty of Synacor: (i) contained in Section 3.2(a) (Capitalization) of the Merger Agreement fails to be true and correct in all respects (other than de minimis exceptions) at and as of the Expiration Date as though made at and as of the Expiration Date, except for representations and warranties that relate to a specific date or time (which need only be so true and correct in all respects (other than de minimis exceptions) as of such date or time), (ii) contained in Sections 3.1 (Corporate Organization), 3.3 (Authority; Execution and Delivery; Enforceability) and 3.19 (Broker’s Fees) of the Merger Agreement fail to be true and correct in all material respects at and as of the Expiration Date, as though made at and as of the Expiration Date, except for any representations and warranties that relate to a specific date or time (which need only be so true and correct in all material respects as of such date or time); or (iii) set forth in Article 3 of the Merger Agreement (other than representations and warranties referenced in clauses (i) and (ii) above), without giving effect to any qualifications as to materiality or Company Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreements”) contained therein, fail to be true and correct at and as of the Expiration Date as though made at and as of the Expiration Date, except for representations and warranties that expressly relate to a specific date or time (which need only be so true and correct as of such date or time), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect;

•

Synacor has breached or failed to perform or comply with in all material respects all covenants and agreements required to be performed or complied with by it under the Merger Agreement at or prior to the Expiration Date and such breach or failure shall not have been cured;

•

since the date of the Merger Agreement, there has occurred and be continuing any change, event, development, condition, occurrence or effect that has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in Section 13—“The Merger Agreement; Other Agreements”);

•

Parent has failed to receive a certificate, dated as of the Expiration Date and signed by an executive officer of Synacor, certifying to the effect that the conditions to the Offer set forth in the second and third bullet points immediately above have been satisfied; or

•

Parent has failed to receive a statement from Synacor satisfying the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) certifying that interests in Synacor are not “United States real property interests” within the meaning of Section 897(c) of the Code.

The foregoing conditions are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser in whole or in part in their discretion (except that the Minimum Condition may not be waived), in each case, subject to the terms of the Merger Agreement and applicable laws. Any reference in this Offer to Purchase or the Merger Agreement to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is waived. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights described in this Offer to Purchase will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

Any capitalized term used in this Section 14—“Conditions of the Offer” and not otherwise defined in this Offer to Purchase shall have the meaning set forth in the Merger Agreement.

15. Certain Legal Matters; Regulatory Approvals; Litigation

As of the date of this Offer to Purchase, Purchaser is not aware of any pending legal proceeding relating to the Offer. Based on information provided by Synacor and its examination of publicly available information filed by Synacor with the SEC and other publicly available information concerning Synacor, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Synacor’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “—Business Combination Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Synacor’s business, or that certain parts of Synacor’s business might not have to be disposed of, any of which could result in Purchaser terminating the Offer without the purchase of Shares thereunder if the conditions to the Offer set forth in Section 14—“Conditions of the Offer” cannot be satisfied or Parent or Purchaser are unwilling to waive the relevant conditions. See Section 14—“Conditions to the Offer.”

Business Combination Statutes. Synacor is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which impose certain restrictions upon certain business combinations involving Synacor. The following description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be governed by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders in accordance with the Business Combination Provisions. In certain cases, an amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither Synacor’s certificate of incorporation nor bylaws includes a provision electing not to be governed by the Business Combination Provisions. Upon completion of the Offer, Parent and Purchaser could collectively be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions and, absent prior approvals by the Synacor Board in accordance with the Business Combination Provisions, the Business Combination Provisions could prohibit completion of the Merger for a period of three years following completion of the Offer. However, the Synacor Board approved the execution of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, for purposes of the Business Combination Provisions. Accordingly, Parent and Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state, will apply to the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the United States, in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase, nor any action that we take in connection with the Offer, is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority obtained an injunction seeking to prevent our purchase of Shares in the Offer, we might be unable to accept for payment or pay for Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for payment, or pay for, any Shares tendered.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions. Rule 13e-3 will not be applicable to the Merger because the Merger will be effected as soon as practicable following acceptance for payment of Shares in the Offer, without a vote of the stockholders of Synacor, in accordance with Section 251(h) of the DGCL and, in the Merger, stockholders will receive the same price per Share as paid for the Shares in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning Synacor and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Stockholder Approval Not Required. Section 251(h) of the DGCL provides that stockholder approval by stockholders of certain constituent corporations in a merger is not required if the merger is effected pursuant to a merger agreement providing for certain requirements to be met, including that (a) the acquiring company commences a tender offer for any and all of the outstanding stock entitled to vote on a merger of the company to be acquired (other than stock owned by the company, the acquirer making such tender offer, the person that owns the acquirer and any subsidiaries of the foregoing), and (b) following the consummation of such tender offer, the acquiring company has irrevocably accepted for purchase a number of shares of stock that, together with any stock otherwise owned by the acquirer, equals at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Synacor will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Synacor. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, pursuant to Section 251(h) of the DGCL, Parent, Purchaser and Synacor will effect the Merger as soon as practicable, without a vote of stockholders of Synacor, in accordance with Section 251(h) of the DGCL.

Antitrust Matters. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”) and certain waiting period requirements have been satisfied. Based on the value of the Offer, however, Parent, Purchaser and Synacor believe no HSR Act filing is required in connection with the Offer and the Merger.

Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, holders of the Shares, who did not tender their Shares in the Offer, immediately before the Effective Time of the Merger who have properly made a demand for appraisal and who comply with the applicable procedures in Section 262 of the DGCL will be entitled to a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest thereon, if any, in lieu of receiving the Offer Price for their Shares. The value so determined could be more than, less than or equal to the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should carefully review the discussion of procedures required to be followed to demand and perfect appraisal rights under Section 262 of the DGCL in the Schedule 14D-9 as well as the provisions of Section 262 of the DGCL, attached as Annex B to the Schedule 14D-9, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

The foregoing summary of the appraisal rights of stockholders in the Merger under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights available under the DGCL in connection with the Merger and is qualified in its entirety by reference to “Appraisal Rights” contained in the Schedule 14D-9 and to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If the Merger occurs and a stockholder withdraws or loses his, her or its right to appraisal, such holder will only be entitled to receive the applicable Offer Price in respect of the Shares.

16. Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

Purchaser has retained American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services. Purchaser has also agreed to reimburse the Depositary for certain reasonable out of pocket expenses and to indemnify the Depositary against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

Purchaser has retained D.F. King & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services. Purchaser has also agreed to reimburse the Information Agent for certain reasonable out of pocket expenses and to indemnify the Information Agent against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to any broker, dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their clients.

17. Miscellaneous

We are making the Offer to all holders of Shares. We are not aware of any states in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such state. If Purchaser becomes aware of any state in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such state.

No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Synacor has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning Synacor” and Section 9—“Certain Information Concerning Parent and Purchaser.”

SY MERGER SUB CORPORATION

March 3, 2021

SCHEDULE I

INFORMATION RELATING TO PARENT, PURCHASER AND CERTAIN RELATED PARTIES

The following schedule sets forth certain information about Parent, Purchaser, other CLP Entities, Mr. Quinn Morgan and Mr. Kenneth Lau, including names, present principal occupation or employment and material occupations, positions, offices and employments for the past five (5) years. Unless otherwise indicated, the current business address of each entity and person is 60 E. 42nd Street, Suite 2220, New York, New York 10165, and the telephone number of each is (646) 843-0710.

CLP SY Holding, LLC (Parent) Executive Officers

Name	Position
Quinn Morgan	President
Kenneth Lau	Secretary and Treasurer

SY Holding Corporation (HoldCo) Directors and Executive Officers

Name	Position
Quinn Morgan	President and Director
Kenneth Lau	Secretary and Treasurer and Director

SY Merger Sub Corporation (Merger Sub) Directors and Executive Officers

Name	Position
Quinn Morgan	President and Director
Kenneth Lau	Secretary and Treasurer and Director

Quinn Morgan is a founding member and a managing director of Centre Lane Partners, LLC. Mr. Morgan serves on the boards of directors of several private companies affiliated with Centre Lane Partners, LLC. Prior to co-founding the predecessor to Centre Lane Partners, LLC in May 2007, Mr. Morgan was previously employed by D. B. Zwirn, Moore Capital Management and its illiquid asset management joint venture, Steelpoint Capital Partners, and Goldman Sachs & Co. Mr. Morgan holds a BS in Economics from the London School of Economics and Political Science. Mr. Morgan is a United States citizen.

Kenneth Lau is a founding member and a managing director of Centre Lane Partners, LLC. Mr. Lau serves on the boards of directors of several private companies affiliated with Centre Lane Partners, LLC. Prior to co-founding the predecessor to Centre Lane Partners, LLC in May 2007, Mr. Lau was previously employed by D. B. Zwirm, Moore Capital Management and its illiquid asset management joint venture, Steelpoint Capital Partners, and Merrill Lynch & Co. Mr. Lau holds a Master of Engineering and two B.S. degrees from the Massachusetts Institute of Technology. Mr. Lau is a Canadian citizen and a United States permanent resident.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Synacor or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

The Depositary and Paying Agent for the Offer is:

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC

If delivering by mail:	If delivering by hand, express mail, courier or any other expedited service:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Phone: Toll-free (877) 248-6417

(718) 921-8317

Fax: (718) 234-5001

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Guidelines for Certification of Taxpayer Identification on Form W-9 may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Stockholders (toll-free): (877) 283-0319

Banks and Brokers: (212) 269-5550

Email: SYNC@dfking.com